ARLS

02041884

SpaceDev Inc

Proxy Statement and 2001 Annual Report to Stockholders

Letter to Shareholders

Notice of 2002 Annual Meeting and Proxy Statement

2001 Annual Report to Stockholders

- **Management's Discussion and Analysis**
- **Consolidated Financial Statements**

Other Shareholder Information

June 26, 2002

Dear Shareholder,

SpaceDev creates and sells affordable and innovative space products and solutions to government and commercial enterprises. SpaceDev products and solutions include the design, manufacture, marketing and operation of sophisticated micro and nano satellites, hybrid rocket-based orbital Maneuvering and orbital Transfer Vehicles (MTVs), as well as safe sub-orbital and orbital hybrid rocket-based propulsion systems.

2001 was a challenging year in the space industry. According to the International Space Business Council (ISBC), overall revenues from the space industry dipped to $82.8 billion as the effects of the ongoing downturn in the investment market affected several proposed commercial systems, reducing near-term demand for satellites and their launch. This effect was balanced by strong forecasts for military systems for communications and imagery and commercial services targeting consumers and business enterprises. The events of September 11 have greatly increased the importance of satellites and space access.

For 2001, SpaceDev sales increased by over 5% and gross margins were significantly higher than in 2000. In addition, the Company's working capital deficit improved by approximately 36% or $560,000. The improvement was primarily due to a reduction in the anticipated loss on the CHIPSat project, reduced payables and restructured short-term debt.

SpaceDev continues to focus on building a financially sound business and increasing our product development, sales, and marketing initiatives. Our 2001 increase in net sales, a significant engagement with a new customer and repeat business from existing customers indicate that our focus is producing results.

SpaceDev is currently working on three primary programs:

- CHIPSat (Cosmic Hot Interstellar Plasma Spectrometer) microsatellite - the smallest, least expensive, high performance satellite ever funded by NASA.

2001 Financial Highlights

(Dollars in thousands except per share data)	Year ended December 31 1999	2000	2001	March 31 (Unaudited) 2002
Operating Results				
Net Sales	$4,878	$3,893	$4,099	$950
Net Earnings (Loss)	(4,120)	(1,405)	(1,856)	(29)
Per Common Share	(.39)	(.10)	(.13)	(.00)
Total Operating Expenses	6,137	1,725	3,240	212
Research & Development	568	0	198	0
Financial Position				
Total Current Assets	$474	$583	$509	$344
Cash	103	260	212	310
Accounts Receivables	364	316	291	34
Total Current Liabilities	1,765	2,143	1,512	1,329
Total Liabilities	4,039	5,115	4,503	4,305
Stockholder Equity	722	(478)	(1,489)	(1,499)
Other Data				
Net Cash Provided By (Used In)	$(542)	$930	$68	$106
Operating Activities	(217)	(354)	(43)	0
Net Cash Provided By (Used In)	749	(419)	(74)	(7)
Investing Activities				
Net Cash Provided By (Used In)				
Financing Activities				

Table of Contents

SpaceDev

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

on

July 19, 2002

TO THE SHAREHOLDERS OF SPACEDEV, INC.:

The annual meeting of the shareholders of SpaceDev, Inc. (the "Company") will be held at 13855 Stowe Drive, Poway, California 92064, on July 19, 2002, at 1:00 P.M. for the following purpose:

1. To elect a Board of Directors for the Company.

2. To approve the continuation of Nation Smith Hermes Diamond, Accountants & Consultants, P.C. as the Company's independent public accountants for the fiscal year ending December 31, 2002.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF EACH OTHER ITEM LISTED ON THIS NOTICE OF ANNUAL MEETING OF SHAREHOLDERS.

Shareholders of record at the close of business on May 31, 2002, are the only persons entitled to notice of and to vote at the meeting.

Your attention is directed to the attached Proxy Statement. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE FILL IN THE INFORMATION COMPLETLY. PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO SAVE THE COMPANY FURTHER SOLICITATION EXPENSE. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Proxy Statement in the section entitled "ANNUAL MEETING OF SHAREHOLDERS JULY 19, 2002." A return envelope is enclosed for your convenience.

Susan Benson
Secretary

Susan Benson

Dated: June 26, 2002

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS - JULY 19, 2002

The enclosed Proxy is solicited by the Board of Directors of SpaceDev, Inc. (the "Board") in connection with the annual meeting of shareholders of SpaceDev, Inc. (the "Company") to be held on July 19, 2002 at 1:00 P.M. at 13855 Stowe Drive, Poway, California 92064, and at any adjournments thereof. The cost of solicitation, including the cost of preparing and mailing the Notice of Shareholders' Meeting and this Proxy Statement, will be paid by the Company. Such mailing took place on approximately June 26, 2002. Representatives of the Company may, without cost to the Company, solicit Proxies for the management of the Company by means of mail, telephone or personal calls.

A Proxy with respect to the Company may be revoked before the meeting by giving written notice of revocation to the Secretary of the Company, or may be revoked at the meeting, prior to voting. Unless revoked, properly executed Proxies with respect to the Company will be voted as indicated in this Proxy Statement. In instances where choices are specified by the shareholders in the Proxy, those Proxies will be voted or the vote will be withheld in accordance with each shareholder's choice. An "abstention" on any proposal will be counted as present for purposes of determining whether a quorum of shares is present at the meeting with respect to the proposal on which the abstention is noted, but will be counted as a vote "against" such proposal. Should any other matters come before the meeting, it is the intention of the persons named as Proxies in the enclosed Proxy to act upon them according to their best judgment.

Only shareholders of record at the close of business on May 31, 2002 may vote at the meeting or any adjournments thereof. As of that date there were issued and outstanding approximately 14,858,396 common shares of all classes, $.0001 par value, of the Company. Each shareholder of the Company is entitled to one vote for each share of the Company held. Voting for the election of directors is not cumulative, which means that the holders of a majority of the Company's outstanding shares have the power to elect the entire board of directors of the Company. None of the matters to be presented at the meeting will entitle any shareholder of the Company to appraisal rights. In the event that Proxies which are sufficient in number to constitute a quorum are not received by ---July 17, 2002, the persons named as Proxies may propose one or more adjournments of the meeting to permit further solicitation of Proxies. Such adjournments will require the affirmative vote of the holders of a majority of the shares present in person or by Proxy at the meeting. The persons named as Proxies will vote in favor of such adjournment. At the annual meeting, the shareholders of the Company will be asked to re-elect the current members of the Board and to approve the selection of the independent public accountant for the Company.

SHARE OWNERSHIP

The following table provides information as of May 31, 2002 concerning the beneficial ownership of the Company's common stock by (i) each director, (ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, and (iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
$.0001 par value common stock	James W. Benson, CEO and President and Susan Benson, Secretary 13855 Stowe Drive Poway, California 92064	9,578,413[(2)]	68%[(1)]
$.0001 par value common stock	Curt Dean Blake, Vice President 13855 Stowe Drive Poway, California 92064	--	<0.1
$.0001 par value common stock	Wesley T. Huntress Jr., Director 13855 Stowe Drive Poway, California 92064	8,868	<0.1%
$.0001 par value common stock	General Howell M. Estes, III, Director 13855 Stowe Drive Poway, California 92064	--	<0.1%
$.0001 par value common stock	Robert S. Walker, Director 13855 Stowe Drive Poway, California 92064	--	<0.1%
$.0001 par value common stock	Officers and Directors as a group	9,587,281	65%[(1)]

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from May 31, 2002, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on total outstanding shares of 14,858,396 on May 31, 2002.

(2) Represents 186,000 shares held directly by James W. and Susan Benson; 8,895,000 shares held by SD Holdings, LLC, an entity controlled by James W. Benson; and 497,413 shares recently transferred from SD Holdings, LLC to Space Development Institute, a 501(c)(3) corporation.

ANNUAL REPORT OF THE COMPANY

The annual report of the Company containing audited financial statements for the twelve months ended December 31, 2001 was mailed to the shareholders on or about June 26, 2002.

PROPOSAL 1

ELECTION OF DIRECTORS

It is intended that the enclosed Proxy will be voted for the election of the seven (7) persons named below as directors for the Company unless such authority has been withheld in the respective Proxy. The term of office of each person elected to be a director of the Company will be until the next regular or annual meeting of the shareholders at which election of directors is an agenda item and until his successor is duly elected and shall qualify. Pertinent information regarding each nominee for the past five years is set forth following his name below.

James W. Benson, age 57, is the founder, Chairman and Chief Executive Officer of the Company. Mr. Benson served as President of the Company until he resigned from that position on February 4, 2000. Mr. Benson is also a Director of the Company, a position he has held since October 1997. In 1984, Mr. Benson founded Compusearch Software Systems in McLean, Virginia. The company was based on use of personal computers to create full text indexes of massive government procurement regulations and to provide fast full text searches for any word or phrase; the first instance of large scale, commercial implementation of PC-based full text searching. In 1995, Mr. Benson sold Compusearch. Mr. Benson started SpaceDev LLC, which was acquired by the Company in October 1997. Mr. Benson holds a Bachelor of Science degree in Geology from the University of Missouri. He founded the non-profit Space Development Institute and introduced the $5,000 Benson Prize for Amateur Discovery of Near Earth Objects. He is also Vice-Chairman and private sector representative on NASA's national Space Grant Review Panel and a member of the American Society of Civil Engineers subcommittee on Near Earth Object Impact Prevention and Mitigation.

Scott McClendon, age 62, Scott McClendon does not currently serve on the Company's Board of Directors and will represent an independent director if elected. Mr. McClendon currently sits on the Board of Directors for Overland Data, Inc., where he acts as Chairman of the Board. He has served as President and Chief Executive Officer of Overland Data, a reporting company, from October 1991 to March 2001, when he was named Chairman, and was an officer and employee of that Company until June 2001. Before going to work with Overland Data, Mr. McClendon was employed by Hewlett-Packard Company, a global manufacturer of computing, communications and measurement products and services, for over 32 years in various positions in engineering, manufacturing, sales and marketing. He last served as the General Manager of the San Diego Technical Graphics Division and Site Manager of Hewlett-Packard in San Diego, California. Mr. McClendon received a B.S. degree in electrical engineering in June 1960, and a Master of Science degree in electrical engineering in June 1962 from Stanford University School of Engineering. He currently sits on the School of Engineering Dean's Advisory Board for the University of California San Diego.

Curt Dean Blake, age 44, was appointed to the Board on September 5, 2000. Mr. Blake acted as the Chief Operating Officer of the Starwave Corporation from 1993 until 1999, where he managed business development, finance, legal and business affairs, and operations for the world's most successful collection of content sites on the Internet. During that time, he developed business strategies, financial models, and structured and negotiated venture agreements for Starwave's flagship site, ESPN Sportszone, at that time the highest traffic destination site on the Internet. He also developed and negotiated venture agreements with the NBA, NFL, Outside Magazine and NASCAR to create sites around these brands. Mr. Blake negotiated sale of controlling interest in Starwave Corporation to Disney/ABC (NYSE:DIS). Prior to Starwave, Mr. Blake worked at Corbis from 1992 to 1993, where he led the acquisitions and licensing effort to fulfill Bill Gates' vision of creating the largest taxonomic database of digital images in the world. Mr. Blake acted as General Counsel to Aldus Corporation (now NASDAQ:ADBE) from 1989 to 1992, where he was responsible for all legal matters of the $125 million public corporation and its subsidiaries. Prior to that, Mr. Blake was an attorney at Shidler, McBroom, Gates and Lucas, during which time he was assigned as onsite counsel to the Microsoft Corporation (Nasdaq:MSFT) where he was primarily responsible for the domestic OEM/Product Support and Systems Software divisions. Mr. Blake has an MBA and JD from the University of Washington. Mr. Blake currently sits on the Board of Directors of FullPlay Media Systems, Inc., a fully reporting company, and InstantService.com.

Howell M. Estes, III, age 59, was appointed to the Company's Board of Directors on April 2, 2001. General Estes retired from the United States Air Force in 1998 after serving for 33 years. At that time he was the Commander-in-Chief of the North American Aerospace Defense Command (CINCNORAD) and the United States Space Command (CINCSPACE), and the Commander of the Air Force Space Command (COMAFSPC) headquartered at Peterson AFB, Colorado. In addition to a Bachelor of Science Degree from the Air Force Academy, he holds a Master of Arts Degree in Public Administration from Auburn University and is a graduate of the Program for Senior Managers in Government at Harvard's JFK School of Government. Gen. Howell Estes is the President of Howell Estes & Associates, Inc., a wholly owned consulting firm to CEOs, Presidents and General Managers of aerospace and telecommunications companies worldwide. He serves as Vice Chairman of the Board of Trustees at The Aerospace Corporation. He served as a consultant to the Defense Science Board Task Force on SPACE SUPERIORITY and more recently as a commissioner on the U.S. Congressional Commission to Assess United States National Security Space Management and Organization (the "Rumsfeld Commission").

Robert S. Walker, age 59, was appointed to the Company's Board of Directors on April 2, 2001. Mr. Walker has acted as Chairman of Wexler & Walker Public Policy Associates in Washington, D.C. since January 1997. As a former Congressman (1977-1997), Chairman of the House Science Committee, Vice Chairman of the Budget Committee, and a long-time member of the House Republican leadership, Walker became a leader in advancing the nation's space program, especially the arena of commercial space, for which he was the first sitting House Member to be awarded NASA's highest honor, the Distinguished Service Medal. Bob Walker is a frequent speaker at conferences and forums. His main issues include the breadth and scope of space regulation today, and how deregulation could unleash the telecommunications, space tourism, broadcast and Internet industries. Mr. Walker currently sits on the boards of directors of DCH Technology, Inc. and Aerospace Corporation, positions held since January 1999 and March 1997, respectively. DCH Technology, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934. Wexler & Walker is a Washington-based, full-service government relations firm founded in 1981. Wexler & Walker principals have served in Congress, in the White House and federal agencies, as congressional staff, in state and local governments and in political campaigns. Wexler & Walker is a leader on the technology issues of the twenty-first century. During 2001, the Company incurred consulting fees with Hill and Knowlton, Inc., an affiliate of Wexler & Walker, in an aggregate amount of $36,493.13.

Wesley T. Huntress, age 58, was elected to the Company's Board of Directors as an Independent Director at the Company's annual shareholder meeting held June 30, 1999. Dr. Huntress is currently Director of the Geophysical Laboratory at the Carnegie Institution of Washington in Washington, DC, where he leads an interdisciplinary group of scientists in the fields of high-pressure science, astrobiology, petrology and biogeochemistry. Prior to his appointment at Carnegie, Dr. Huntress served the Nation's space program as the Associate Administrator for Space Science at NASA from October 1993 through September 1998 where he was responsible for NASA's programs in astrophysics, planetary exploration, and space physics. During his tenure, NASA space science produced numerous major discoveries, and greatly increased the launch rate of missions. These discoveries include the discovery of possible ancient microbial life in a Mars meteorite; a possible subsurface ocean on Jupiter's moon Europa; the finding that gamma ray bursts originate at vast distances from the Milky

Way and are extraordinarily powerful; discovery of massive rivers of plasma inside the Sun; and a wealth of announcements and images from the Hubble Space Telescope, which have revolutionized astronomy as well as increased public interest in the cosmos. Dr. Huntress also served as a Director of NASA's Solar System Exploration Division from 1990 to 1993, and as special assistant to NASA's Director of the Earth Science and Applications from 1988 to 1990. Dr. Huntress came to NASA Headquarters from Caltech's Jet Propulsion Laboratory (JPL). Dr. Huntress joined JPL as a National Research Council resident associate after receiving is B.S. in Chemistry from Brown University in 1964 and his Ph.D. in Chemical Physics from Stanford in 1968. He became a permanent research scientist at JPL in 1969. He and his JPL team gained an international reputation for their pioneering studies of chemical evolution in interstellar clouds, comets and planetary atmospheres. At JPL Dr. Huntress served as co-investigator for the ion mass spectrometer experiment in the Giotto Halley's Comet mission, and as an interdisciplinary scientist for the Upper Atmosphere Research Satellite and Cassini missions. He also assumed a number of line and research program management assignments while at JPL, and spent a year as a visiting professor in the Department of Planetary Science and Geophysics at Caltech.

Stuart E. Schaffer, age 42, has served as the Company's Vice President of Product Development and Marketing since May 20, 2002. From 1998 to 2001, Mr. Schaffer acted as Vice President of Marketing for Infocus Corporation, a fully reporting company, where he managed all aspects of the marketing mix for market-share leading digital projection business throughout the Americas region. In that position, Mr. Schaffer revitalized the Proxima brand, managed a multi-million dollar annual advertising, communications and program budget, directed multiple outside and in-house agencies, led product marketing teams in defining and delivering both mobile and conference room digital projector product lines, developed channel strategies and programs for both value-added and volume channels, served as primary press spokesperson for the company, established a market intelligence structure focused on developing customer and industry knowledge and spearheaded merger teams to ensure the smooth transition of the merger between the Infocus and Proxima marketing organizations. Prior to his employment by Infocus Corporation, Mr. Schaffer worked for the Hewlett-Packard Company from 1985 to 1998, where he held various positions in Business Development, Marketing and Business Planning. Mr. Schaffer worked with the Leukemia & Lymphoma Society, on a volunteer basis, as an Assistant Coach and Mentor from 2000 through the date of employment with the Company. In that capacity, he was responsible for ensuring that participants in the Society's Team-in-Training Program reached their goal to run a marathon, while mentoring them in fundraising for research and aid for patients suffering from Leukemia and other blood-related cancers. Mr. Schaffer has an MBA from Harvard University (1985) and a BS degree in physics from Harvey Mudd College (1981).

Three of our independent directors currently sit on the Boards of Directors of other Reporting Companies. "Reporting Companies" include companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act") or subject to the requirements of Section 15(d) of the 1934 Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

In voting for directors, you must vote all of your shares noncumulatively. This means that the owners of a majority of the Company's outstanding shares have the power to elect the Company's entire board of directors. The vote of a majority of shares of the Company represented at the meeting, provided at least a quorum (a majority of the outstanding shares) is represented in person or by proxy, is sufficient for the election of the above nominees to the Board. By completing the Proxy, you give the Proxy the right to vote for the persons named in the table above. If you elect to withhold authority for any individual nominee or nominees, you may do so by making an "X" in the box marked "VOTE FOR NOMINEE(S) NOT LINED OUT," and by striking a line through the nominees' name or names on the Proxy that you do not vote for.

The Company has a standing audit committee comprised of Mr. Blake and Dr. Huntress. The Company does not have a nominating committee. The Company does not maintain any pension, retirement or other arrangement other than as disclosed in the following table for compensating its Directors. The board of directors for the Company took action nineteen (19) times during its last fiscal year: four (4) times at regular or special meetings attended by all of the members of the Board either personally or telephonically, and fifteen (15) times by unanimous written consent.

The Company does not currently have an advisory board.

The following table sets forth the remuneration paid to the Company's directors during its fiscal year ended December 31, 2001. The Company does not pay directors who are also officers of the Company additional compensation for their service as directors.

	Cash Compensation			Security Grants	
Name	Annual Retainer Fees	Meeting Fees	Consulting Fees/Other Fees	Number of Shares	Number of Securities Underlying Options/SARs
James W. Benson	-	-	-	-	-
Charles H. Lloyd	-	-	-	-	-
Wesley T. Huntress	-	-	-		20,000
Curt Dean Blake	-	-	$1,473	-	30,000
General Howell M. Estes, III(1)	-	-	-	-	26,667
Robert S. Walker(1)	-	-	-	-	26,667

(1) Pursuant to its policy regarding compensation of independent directors, the Company issued Mr. Estes III and Mr. Walker options to purchase a total of $10,000 in common shares, or 13,334 shares at a per share price of $.75, upon acceptance of their positions as directors for the Company. The exercise price of the shares represents the fair market value on April 16, 2002, the date of issuance. The options vest at a rate of 50% on April 16, 2002 and the remaining 50% on April 16, 2004. Mr. Estes III and Mr. Walker also received options to purchase 20,000 shares each on April 18, 2001, July 20, 2001 and October 17, 2001 for their attendance at two telephonic meetings and one in person meeting of the Company's Board of Directors. These options vest as follows: 50% on the one-year anniversary of the grant date and 50% on the two-year anniversary of the grant date.

Each of the nominees has agreed to serve as a director of the Company until his replacement is elected and qualified. If any unforeseen event prevents one or more of the nominees from serving as a director, your votes will be cast for the election of a substitute or substitutes selected by the Board. In no event, however, can the Proxies be voted for a greater number of persons than the number of nominees named. Unless otherwise instructed, the proxies will vote for the election of each nominee to serve as a director of the Company.

Each of the Company's current directors is a nominee for director. Pertinent information regarding each is set forth following his name above.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE TO ELECT EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS OF THE COMPANY.

PROPOSAL 2

RATIFICATION OR REJECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected Nation Smith Hermes Diamond, Accountants & Consultants, P.C. as the Company's independent accountants for the fiscal year ending December 31, 2002 and has directed that management submit the selection of independent accountants to the stockholders for ratification at the Annual Meeting. Nation Smith Hermes Diamond, Accountants & Consultants, P.C. audited the Company's financial statements for fiscal 2001. No representative of Nation Smith Hermes Diamond, Accountants & Consultants, P.C. is expected to be present at the Annual Meeting.

Stockholders are not required to ratify the selection of Nation Smith Hermes Diamond, Accountants & Consultants, P.C. as the Company's independent accountants. However, the Board is submitting the selection of Nation Smith Hermes Diamond, Accountants & Consultants, P.C. to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Audit Fees

The fees billed by Nation Smith Hermes Diamond, Accountants & Consultants, P.C. for professional services for the audit of the Company's annual consolidated financial statements for the 2001 Fiscal Year and the review of the quarterly consolidated financial statements was $54,000. The aggregate fees for non-audit services rendered to the Company during the 2001 Fiscal Year were $19,250. Non-audit services include fees for tax consultation, tax preparation and fees associated with an audit by the Internal Revenue Service.

The affirmative vote of the holders of a majority of the shares represented and voting at the meeting will be required to ratify the selection of Nation Smith Hermes Diamond, Accountants & Consultants, P.C.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE IN FAVOR OF THE PROPOSAL. UNLESS OTHERWISE INSTRUCTED, THE PROXIES WILL VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS.

OTHER MATTERS

Management does not intend to present any business at the meeting not mentioned in this Proxy Statement, and currently knows of no other business to be presented. If any other matters are brought before the meeting, the appointed proxies will vote all Proxies on such matters in accordance with their judgment of the best interests of the Company.

AUDIT COMMITTEE REPORT

Following is the report of the Audit Committee with respect to the Company's audited consolidated financial statements for the fiscal year ended December 31, 2001, which include the consolidated balance sheets of the Company as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flow for each of the fiscal years ended December 31, 2001 and 2000, and the notes thereto.

The Audit Committee of the Company's Board of Directors currently consists of two directors, neither of whom are employees of the Company or any of its subsidiaries. Pursuant to an Audit Committee Charter adopted on April 19, 2002, the Audit Committee is required to be comprised of at least three directors. Immediately following the meeting, the Board of Directors will meet to, among other things, appoint a third member to the Audit Committee. The Board believes that the current members of the committee, Mr. Blake and Dr. Huntress, are "independent directors" as that term is defined under by the Nasdaq listing standards.

At the time our recommendations were made to the Board of Directors, the Audit Committee consisted of three (3) members, including Charles H. Lloyd, the Company's former Chief Financial Officer. Due to Mr. Lloyd's position as Chief Financial Officer of the Company and his understanding of the financial statements and ability to interface with the Company's independent auditor, the Board of Directors was of the opinion that Mr. Lloyd's service on the Audit Committee was desirable at that time.

The primary responsibility of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities related to corporate accounting, financial reporting practices, and the quality and integrity of the Company's financial reports. In that respect, the Audit Committee has reviewed and discussed the audited financial statements and the footnotes thereto with management and the independent auditors. The Audit Committee has not been apprised of any misstatements or omissions in the financial statements. In addition, the Audit Committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standard No. 61, Communication with Audit Committees, including, among other items, matters related to the conduct of the audit of the Company's financial statements.

The Audit Committee has received from the independent accountants, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committee, (i) a written disclosure, indicating all relationships, if any, between the independent auditor and its related entities and the Company and its related entities which, in the auditor's professional judgment, reasonably may be thought to bear on the auditor's independence, and (ii) a letter from the independent auditor confirming that, in its professional judgment, it is independent of the Company; and the Audit Committee has discussed with the auditor the auditor's independence from the Company.

Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

Submitted by the Audit Committee of the Company's Board of Directors:

Curt Dean Blake

Wesley T. Huntress

SUPPLEMENTAL INFORMATION WITH RESPECT TO THE COMPANY

Certain information about the current executive officers of the Company is set forth below. Each executive officer of the Company may be removed from office at any time by a majority of the Company's Board of Directors with or without cause.

James W. Benson (56) - Chief Executive Officer and Chairman of the Board of Directors

Mr. Benson is the founder, Chairman and Chief Executive Officer of the Company. Mr. Benson served as President of the Company until he resigned from that position on February 4, 2000. Mr. Benson is also a Director of the Company, a position he has held since October 1997. In 1984, Mr. Benson founded Compusearch Software Systems in McLean, Virginia. The company was based on use of personal computers to create full text indexes of massive government procurement regulations and to provide fast full text searches for any word or phrase; the first instance of large scale, commercial implementation of PC-based full text searching. Mr. Benson sold Compusearch and started SpaceDev LLC, which was acquired by the Company in October 1997. Mr. Benson holds a Bachelor of Science degree in Geology from the University of Missouri. He founded the non-profit Space Development Institute and introduced the $5,000 Benson Prize for Amateur Discovery of Near Earth Objects. He is also Vice-Chairman and private sector representative on NASA's national Space Grant Review Panel and a member of the American Society of Civil Engineers subcommittee on Near Earth Object Impact Prevention and Mitigation.

Susan Benson (56) - Secretary

Ms. Benson has served as the Company's Secretary since its inception. She is the wife of James W. Benson. Ms. Benson was the Customer Support Manager for Compusearch Software Systems in McLean, Virginia from 1986 through 1995.

Emery E. Skarupa (50) – Vice President of Operations

Mr. Skarupa has served as the Company's Vice President of Operations since May 24, 2002. Prior to his employment by the Company, Mr. Skarupa did business consulting work for the consulting firm of Timberline Partners, LLC beginning in January 2002. In that position, Mr. Skarupa consulted with a variety of companies in the areas of operations, supply chain management and general management. From November 1993 to December 2001, Mr. Skarupa worked with Anacomp Corporation, a document imaging equipment manufacturer and outsource provider located in Poway, California, where he held officer positions as Senior Vice President of Operations from September 1997 to September 1999 and Senior Vice President and General Manager of the DataGraphix Business Unit from September 1999 through December 2001. As Senior Vice President of Operations, Mr. Skarupa was responsible for worldwide manufacturing, distribution and inventory control. During his tenure in that position, Anacomp experienced a decrease in inventories of 50%. Under Mr. Skarupa's leadership, the company also developed a business plan to market manufacturing expertise as a contract manufacturing services provider and saw revenues go from zero to $11 million during the first 18 months. As Senior Vice President and General Manager of Anacomp DataGraphix Business Unit, Mr. Skarupa helped to merge sales, marketing, engineering and operations functions into a cohesive team totaling 225 associates with 9 direct reports, aligned the unit to focus on the key segments of systems, supplies and manufacturing services, established a three-year plan to leverage each of the key business segments, negotiated strategic alliances related to providing integrated information management systems solutions, and reviewed business practices and organizational structure for ongoing improvement opportunities. As Vice President of Operations for the Company, Mr. Skarupa will be responsible for managing all engineering and manufacturing aspects of the Company, including the development of short-term and long-term plans, supply chains, systems and facilities and program management and assistance with strategic sales and finance planning. Mr. Skarupa has a BS degree in Business Administration and Marketing from Sacred Heart University in Bridgeport, Connecticut.

Stuart E. Schaffer (42) – Vice President of Product Development and Marketing

Mr. Schaffer has served as the Company's Vice President of Product Development and Marketing since May 20, 2002. From 1998 to 2001, Mr. Schaffer acted as Vice President of Marketing for Infocus

Corporation, a fully reporting company, where he managed all aspects of the marketing mix for market-share leading digital projection business throughout the Americas region. In that position, Mr. Schaffer revitalized the Proxima brand, managed a multi-million dollar annual advertising, communications and program budget, directed multiple outside and in-house agencies, led product marketing teams in defining and delivering both mobile and conference room digital projector product lines, developed channel strategies and programs for both value-added and volume channels, served as primary press spokesperson for the company, established a market intelligence structure focused on developing customer and industry knowledge and spearheaded merger teams to ensure the smooth transition of the merger between the Infocus and Proxima marketing organizations. Prior to his employment by Infocus Corporation, Mr. Schaffer worked for the Hewlett-Packard Company from 1985 to 1998, where he held various positions in Business Development, Marketing and Business Planning. Mr. Schaffer worked with the Leukemia & Lymphoma Society, on a volunteer basis, as an Assistant Coach and Mentor from 2000 through the date of employment with the Company. In that capacity, he was responsible for ensuring that participants in the Society's Team-in-Training Program reached their goal to run a marathon, while mentoring them in fundraising for research and aid for patients suffering from Leukemia and other blood-related cancers. Mr. Schaffer has an MBA from Harvard University (1985) and a BS degree in physics from Harvey Mudd College (1981).

Susan Benson is the wife of James W. Benson. There are no other family relationships between the proposed executive officers and/or directors. The Company's address is: 13855 Stowe Drive, Poway, California 92064.

During the fiscal years ended December 31, 1999, 2000, and 2001, the Company granted options to certain of its officers as compensation for their services pursuant to the Company's Stock Option Plan. Total compensation paid to officers of the Company for its past three fiscal years is set forth below:

Summary Compensation Table

					Long Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Under-lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen -sation ($)
James W.	1999		-	-	-	-	-	-
Benson,	2000	-	-	-	-	-	-	-
CEO [1]	2001	42,946	-	-	-	10,000	-	-
		147,92 3						
Charles	1999		-	-	-	450,000	-	-
H. Lloyd,	2000	8,077	-	-	-	750,000[2]	-	-
COO &	2001	77,770	-	-	-	10,000	-	-
CFO		200,00 0						
Stanley	1999	-	-	-	-	-	-	-
Dubyn,	2000	125,19	-	-	-	100,000[3]	-	-
President	2001	2	-	-	45,170[3]	-	-	-
		92,844						
David [4]	1999	-	-	-	-	-	-	-
Smith,	2000	62,308	-	-	-	-	-	-
CTO & VP	2001	94,545	-	-	-	-	-	-

(1) James W. Benson was awarded 10,000 options as a part of an annual award of options to employees of the Company.
(2) 200,000 of these options were performance-based options, which terminated on December 31, 2000. Mr. Lloyd was awarded 10,000 options as a part of an annual award of options to employees of the Company. Mr. Lloyd retired from his positions with the Company on June 14, 2002.
(3) 50,000 of the Year 2000 options were performance-based options, which terminated on March 4, 2001. The 2001 restricted stock award represented 50,000 shares. Mr. Dubyn is no longer an officer or director of the Company.
(4) David Smith is no longer an officer of the Company.

During the last fiscal year and as of December 31, 2001, the Company granted stock options to executive officers as set forth in the following table:

Option/SAR Grants Ended December 31, 2001

Individual Grants

Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date
James W. Benson	10,000	1.54%	.9469	8/27/06
Charles H. Lloyd	10,000	1.54%	.8609	8/27/07

The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable[(1)]
James W. Benson	0	0	500,000/ 2,010,000	0/0
Charles H. Lloyd	0	0	1,000,000/ 10,000	0/0

(1) For purposes of determining whether options are "in-the-money," the Company defined fair market value as the five-day trading average of the Company's common stock on the Over-The-Counter Bulletin Board as of March 15, 2002, or $0.52 per share. None of the options listed on the table are "in-the-money."

Audit Committee Charter

The Audit Committee of the Board of Directors currently consists of two independent directors, Messrs. Huntress and Blake. There is one vacancy on the Audit Committee represented by the resignation of Mr. Lloyd. The full Board of Directors will hold its annual meeting immediately following this meeting to, among other things, appoint an additional director to the Audit Committee.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the shareholders and others, the preparation of the Company's internal financial statements, and the Company's audit and financial reporting process. In addition, the Audit Committee is responsible for maintaining free and open lines of communication among the Audit Committee, the independent auditors and the Company's management. The Audit Committee consults with the Company's management and independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiates inquiries into various aspects of the Company's financial affairs. The committee is also responsible for considering and recommending the appointment of and reviewing fee arrangements with the Company's independent auditors. It is not responsible for preparing the Company's financial statements or for planning or conducting the audits.

On April 19, 2002, the Board of Directors adopted and approved a charter for the Audit Committee. A copy of the charter is attached hereto as Appendix A.

SHAREHOLDER PROPOSALS

Proposals of shareholders of the Company which are intended to be presented by such shareholders at the Company's next Annual Meeting of Shareholders must be received by the Company no later than May 1, 2003 in order to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

SUSAN BENSON,
Secretary



Dated: June 26, 2002

ADDENDUM A

AUDIT COMMITTEE CHARTER

Primary responsibility for the SpaceDev, Inc. financial reporting lies with its senior management, with oversight of the Board of Directors. To help the Board of Directors carry out this oversight responsibility, an Audit Committee has been established to promote the financial transparency of the corporation and to ensure the integrity of the corporation's financial reporting processes and products. This charter is meant to identify the personnel and functions of the audit committee. These guidelines contemplate the involvement of the outside counsel and where appropriate, the involvement of the full Board of Directors.

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities related to corporate accounting, financial reporting practices, quality and integrity of financial reports as well as legal compliance and business ethics. Key components of fulfilling this charge include:

a. Facilitating and maintaining an open avenue of communication among the Board of Directors, Audit Committee, management, and the independent auditors and the internal audit staff.

b. Oversee the corporation's internal accounting and operational controls, including assessment of strategic, financial, operational and compliance risk management, as well as financial and regulatory reporting.

c. Review the financial statements and audit findings and take actions considered appropriate by the Audit Committee and the full Board of Directors.

d. Provide direction to and oversight of the internal audit function.

e. Ascertain any disagreements among audit personnel or between audit personnel and management.

f. Affirm that accounting policies are consistent with industry practices, that correct requirements are reflected in accounting policies and that the accounting policies are consistent with a fair presentation of financial statements in conformity with generally accepted accounting principles of the United States of America.

II. ORGANIZATION/COMPOSITION

The chair and members of the Audit Committee shall be elected annually by the majority vote of the full Board of Directors. The Audit Committee will be comprised of three or more directors as determined by the Board, the majority of whom shall be independent directors. For purposes of this charter, an "independent director" shall be defined as a person other than an officer or employee of the corporation or its subsidiaries or any other individual having a relationship which, in the opinion of the full Board of Directors, would interfere with the exercise of independent judgment in carrying out the duties and responsibilities set forth in this charter. All members of the Audit Committee will have a working familiarity with basic finance and accounting practices and at least one member must have accounting or related financial management expertise.

III. MEETINGS

The Audit Committee will meet on a regular basis (quarterly) and special meetings will be called as circumstances require. The Audit Committee will meet privately with the internal auditor and the external accountants to review their findings and management's action plans to ensure internal control recommendations made by internal and external auditors have been appropriately implemented by management. The Audit Committee will request legal updates from the in-house counsel and outside legal resources as they determine the need exists. The Audit Committee members will have sole discretion in determining the meeting attendees and agenda.

IV. RESPONSIBILITIES AND DUTIES

The Audit Committee believes its policies and procedures should remain flexible in order to best react to changing conditions and provide reasonable assurance to the Board that the accounting and reporting practices of the corporation are in accordance with applicable requirements and that an effective legal compliance program exists.

The functions and responsibilities of the Audit Committee shall be to:

A. General

1. Adopt a formal written charter that is approved by the full Board of Directors which specifies scope of responsibility, process, membership, etc. The Audit Committee will review and update this charter and receive approval of changes from the full Board of Directors at least annually.

2. Approve the selection of and the fees paid to the external accountants for the corporation. The Audit Committee will obtain opinions on the performance of the external accountants from appropriate management representatives and the internal auditor, and based upon the evaluation of the external accountants' performance, recommend that the Board retain or replace the external accountants.

3. Ensure that the independent auditors understand that they are directly accountable to the Board of Directors and the Audit Committee.

4. Inquire of management as to the extent to which external accountants other than the principal auditors are to be used and the rationale for using them. The Audit Committee will also review management's evaluation of the factors related to the independence of the external auditors and review its plans for engaging the external auditors in performing management advisory services during the year, if any.

5. Maintain minutes or other records of meetings and activities. Following each meeting, the Audit Committee shall report on the proceedings of the Committee to the full Board of Directors with such recommendations as it may deem appropriate.

6. Review with management the Form 10-KSB and the MD&A section of the annual report, and ask the extent to which the external accountants reviewed each. The Audit Committee will inquire of the independent auditor if the other sections of the annual report to shareholders and Form 10-KSB are consistent with the information reflected in the financial statements. The Audit Committee shall recommend to the Board of Directors that the audited financial statements be included in the corporation's annual report to shareholders and Form 10-KSB for the last fiscal year for filing with the SEC.

7. Meet privately with the external accountants to request their opinion of various matters, including the quality of financial and accounting personnel and the internal audit staff.

8. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

9. Ascertain the existence of and review any material non-arm's length transactions.

B. External/Independent Accountants

1. Review with the internal auditor and the external accountants their integrated annual audit plan, including the degree of coordination and integration between the respective parties. The Audit Committee will inquire as to the extent to which the planned audit scope can be relied upon to detect fraud, non-compliance with state and federal laws and regulations, non-compliance with the SEC and the National Association of Securities Dealers, Inc.'s (NASD's) guidelines, or weaknesses in internal accounting and operational controls.

2. Instruct the internal auditor and the external accountants that the Audit Committee expects to be advised if there are any areas that require attention or of occurrences of fraud, illegal acts, deficiencies in internal control or other irregularities.

3. Discuss with the internal auditor and external accountants what steps are planned for providing assessment of strategic, financial, operational and compliance risk management, as well as financial and regulatory reporting.

4. Ensure its receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditors and the corporation. The Audit Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and recommend that the full Board of Directors take appropriate action to ensure the independence of the independent auditors.

5. Meet with the external accountants and financial management of the corporation to review the scope of the proposed external audit for the current year. The external audit scope shall include a requirement that the external accountants inform the Audit Committee of any significant changes in the external accountant's original audit plan and that the external accountants conduct a SAS 71 Interim Financial Review prior to the company's filing of each quarterly report to shareholders (Form 10-QSB).

6. Review with the external accountants the corporation's interim financial results included in the Form 10-QSB prior to filing with the SEC.

7. Instruct the internal auditor and the external accountants to advise the Audit Committee when the external accountants are hired to perform management consulting services, and to report the nature and timing of such work. The Audit Committee shall consider whether the external accountants' provision of non-audit services is compatible with maintaining their independence.

8. Instruct the internal auditor and the external accountants to advise the Audit Committee when the corporation seeks a second opinion on a significant accounting issue.

9. Instruct the external accountants to communicate any other known matters that require the attention of the Audit Committee or the full Board of Directors.

C. <u>Internal Audit</u>-(At this time, the company does not have an Internal Audit function, but we have prepared the Charter anticipating such a function in the future)

1. Review and approve the annual internal audit plan and any significant changes to the internal plan.

2. Inquire of the internal auditor regarding the adequacy and effectiveness of accounting and financial controls and the responsiveness of management in correcting audit-related deficiencies, and request recommendations for improvements.

3. Review the internal audit function of the corporation including its independence and the authority of its reporting relationships.

4. Review, at least annually, the then current and future programs of the corporation's internal audit department, including the procedure for assuring implementation of accepted recommendations made by the auditors and the department.

5. Make or cause to be made, from time to time, such other examinations and reviews as the Audit Committee may deem necessary with respect to the accounting practices and systems of internal control of the corporation and with respect to current accounting trends and developments, and recommend such action with respect thereto as may be deemed necessary.

6. Inquire of the internal auditor regarding any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

7. Review and concur in the appointment, replacement, reassignment, or dismissal of the internal auditor. The Audit Committee will annually review and approve the performance evaluation of the internal auditor after consulting with the Chief Executive Officer and the Chief Financial Officer.

D. <u>Financial Statements/Internal Controls</u>

1. Discuss with management and the external accountants the accounting principles as applied, their quality and significant assumptions, estimates and judgments used in the preparation of the financial statements.

2. Obtain from management explanations for all significant variances in the financial statements between years. The Audit Committee will consider whether the data is consistent with the MD&A section of the corporation's annual report and Form 10-KSB.

3. Inquire from management and the external accountants as to and request an explanation of any changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, SEC, NASD or other governing bodies that have an effect on or oversight over the financial statements of the corporation.

4. Inquire of management and the external accountants if there were any significant financial reporting issues discussed during the accounting period reported and, if so, how they were resolved.

5. Inquire of management and the external accountants about the existence and substance of any significant accounting accruals, reserves, or estimates made by management that had a material impact on the financial statements.

6. Advise financial management and the independent auditor that they are expected to provide a timely analysis of significant current financial reporting issues and practices.

7. Advise financial management and the independent auditor to discuss with the Audit Committee their qualitative judgements about the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the corporation.

8. Consider whether the external accountants should meet with the full Board of Directors to discuss any matters relative to the financial statements and to answer any questions that the other directors might have.

E. Audit Report

Prepare, annually, an Audit Committee Report to be included in the corporation's annual proxy statement stating that the Audit Committee has reviewed and discussed the audited financial statements with management, has discussed with the external accountants the materials required by SAS 61, and has received and discussed the written disclosures and letter from the external accountants required under ISB Statement No. 1 regarding their independence.

F. Legal

1. Meet regularly with corporation's in-house legal counsel, and outside legal counsel, as appropriate, to review any legal matters that may have a significant impact on the corporation's overall financial statements and on risk management.

2. Review outside counsel's letter regarding litigation, claims and assessments.

3. Discuss with management and the external accountants the substance of any significant issues raised by in-house or outside legal counsel concerning litigation, contingencies, claims or assessments, and how such matters are reflected in the corporation's financial statements.

4. Review matters that have come to the attention of the Audit Committee through reports of management, legal counsel and others that relate to the status of compliance and anticipated future compliance with laws, regulations, internal controls, and that may be expected to be material to the corporation's financial statements.

PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 19, 2002

The undersigned hereby appoints Emery E. Skarupa and Susan Benson, Vice President of Operations and Secretary, respectively, and each of them, as attorneys and Proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of SpaceDev, Inc. (the "Company") which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at 13855 Stowe Drive, Poway, California 92064 on July 19, 2002 at 1:00 P.M. local time and at any and all continuations and adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, on the following matters, in accordance with the following instructions, and on all matters that may properly come before the meeting. With respect to any matter not known to the Company as of July 19, 2002, such proxies are authorized to vote in their discretion.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

YOUR VOTE IS IMPORTANT. THEREFORE, YOU ARE URGED TO COMPLETE,
SIGN, DATE AND PROMPTLY RETURN THIS PROXY
IN THE ENCLOSED ENVELOPE.

(Continued and to be signed on the other side)

SPACEDEV, INC.

PLEASE MARK VOTE IN THE FOLLOWING MANNER USING DARK INK ONLY. [X]

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 AND 3.

1. To elect seven directors to hold office until the 2002 Annual Meeting of Shareholders.

FOR WITHHELD VOTE FOR NOMINEE(S) NOT LINED OUT
[ ] [ ] Strike a line through the nominee(s) name or names below that you do not vote for

NOMINEES: James W. Benson, Scott McClendon, Curt Dean Blake, Gen. Howell M. Estes, III, Robert S. Walker, Wesley T. Huntress and Stuart E. Schaffer.

2. To approve the continuation of Nation Smith Hermes Diamond, Accountants & Consultants, P.C. as the Company's independent public accountants for the fiscal year ending December 31, 2002.

FOR AGAINST ABSTAIN
[ ] [ ] [ ]

Date Shares Held Signature

Print Name

Date Shares Held Signature

Print Name

Please sign exactly as your name appears on your stock certificate. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership or limited liability company, please sign the company name by authorized person.

Appendix A
Annual Report to Shareholders

BUSINESS OVERVIEW

Our Company

SpaceDev was founded to be a leader in "making commercial space happen" in the New Millennium. We believe that space will only "happen" as additional practical ways are found to make a new and wider variety of space activities profitable. We believe that the more SpaceDev is oriented toward smaller, innovative, affordable commercial space products, the better it can deliver a higher value to its customers and shareholders.

In order to implement our business plan, we attempt to use common commercial business practices at SpaceDev whenever possible, rather than the government-driven processes that dominate the space industry. As an example, the CHIPSat project is based on a commercial-type contract with no FAR (Federal Acquisition Regulations) clauses, even though NASA funds the University's CHIPS project through the auspices of the historic NASA Explorers Program.

Our corporate goal is to increase the intrinsic value of the Company by providing proprietary, reliable, low-cost access to space through innovative solutions currently lacking in the marketplace - low cost space-mission solutions involving micro-satellites (generally less than 250 kg) and even smaller satellites (less than 50 kg). Our approach is to provide smaller spacecraft – generally 250 kg mass and less – and compatible small hybrid propulsion space systems to a growing market of commercial, international, and government customers. The small spacecraft market is supported by the evolution and enabling of microelectronics, common hardware & software interface standards, and smaller launch vehicles. Reduction of the size and mass of traditional spacecraft electronics (i.e., black boxes) has allowed overall spacecraft size, mass, and volume to be reduced over the past 10 to 15 years. For example, SpaceDev's HPX flight computer takes up only 24 cubic inches compared to a competitor that requires about 63 cubic inches. Our flight computer provides 300 million instructions per second ("MIPS") of processing power compared to 10 MIPS for our competitor.

Key to our strategy is a strong focus on smaller, capable, affordable satellites and propulsion systems addressing the deep space and Earth-orbiting markets. Smaller satellites are also a key element of enabling lower cost Earth-orbiting missions, for which demand is increasing from both the government and commercial sectors. For example, NASA's UNEX program consists of missions in which satellite, experiment, mission development, launch service, mission operations and data analysis costs are limited to $14 million total cost to NASA. The high-performance CHIPSat satellite built by SpaceDev, and delivered to UCB in December 2001, is the first in the UNEX program. Analogous to the computer field, such small satellites are often called "microsatellites" or "micro-spacecraft," with their associated "micromissions."

Another key aspect of our strategy is to develop new commercial markets through the application of smaller satellite and propulsion technologies. The ability to streamline business practices, e.g. doing tasks cheaper and simpler, can be applied to new commercial areas such as the beyond earth orbit and sub-orbital space tourism markets. Although the Company believes these markets are viable, there are business risks involved in entering the markets, and the funding to develop these markets is not yet in place and may never be obtained.

SpaceDev remains true to the vision established in 1997. Specifically, we are driven by the following four principles:

Brand SpaceDev as the market leader in bold, new practical and profitable ways of commercial space exploration and development;
Produce highly profitable, capable and affordable space missions, space products and space services for commercial and government customers and markets;

Leverage our success to create a greater market for SpaceDev products and services by creating a standards-based value chain of newer, smaller, lower cost space technologies; and Create and build new commercial space markets with strategic partners and investors.

Our Products

We currently offer the following lines of products in addition to working with partners to create new markets that in the intermediate term can generate significant, new space-related service, media, tourism and commercial revenue streams well beyond the value of the space hardware that we currently build.

Unmanned earth-orbiting micro-satellites, unmanned deep space micro spacecraft and micro-satellite subsystems and software systems

We have three primary lines of spacecraft products— unmanned deep space micro-satellite products and missions, unmanned earth-orbiting micro-satellite products and missions as well as micro-satellite components and software systems. These were the product lines for which SpaceDev was originally formed, particularly in the deep-space arena. The spacecraft are small satellites, generally less than 250 kg, compared to large commercial communications satellites that can weigh over 5,000 kg.

Space missions consist of the overall effort, including the design of the mission and its science, commerce or technology demonstration goals, the design of an appropriate space vehicle (satellite or spacecraft), construction and testing of the spacecraft, integration of one or more payloads (instruments, experiments or technologies) into the spacecraft, integration of the spacecraft onto the launch vehicle (rocket), the launch, and the mission control and operations during the life of the mission. Missions can orbit the earth, travel to another planetary body, or cruise through space taking measurements and transmitting valuable data back to Earth. We also offer satellites to customers who do not desire the total mission service.

Space propulsion systems using clean, safe hybrid rocket motor technology

We are performing test firings, design analyses and computer simulations of various concepts for MTVs, man-rated rocket engines, sounding rockets and launch vehicles that primarily use hybrid-propulsion technology (based in part on the AMROC intellectual property). Hybrid rocket technology represents a mating of solid and liquid rocket technologies. In a hybrid rocket, an oxidizer is passed through a cylinder of hydrocarbon fuel, uniting the densely packed power of a solid rocket with the precision of a liquid engine. While there are disadvantages to hybrid technology for launching large satellites, it may be well suited for launching small satellites, on-orbit applications and small manned space planes. These are the markets upon which we are focused. SpaceDev has two primary lines of hybrid products — small satellite hybrid motors and hybrid rocket motors for sub-orbital space planes.

Derivative Products

We are focused on three primary areas in which to develop new commercial markets: the sub-orbital manned space plane tourism market, the unmanned beyond Earth-orbit commercial market and integrated small on-orbit data delivery systems.

Micro Spacecraft Products and Missions

Deep-space Micro-satellite Products and Missions

In December 1998, a SpaceDev led team was awarded a contract by NASA's Jet Propulsion Laboratory ("JPL") to assess the feasibility of sending MicroMissions to Mars for less than US $50 million total mission cost. Micro-missions are generally in the few hundred kilogram mass range, and were popularized by NASA studies in their search for ways to comply with NASA headquarters' admonitions for missions to be "faster, better and cheaper." These missions would cost approximately one-third to one-fifth of recent Mars-mission costs. An extensive final report was submitted by SpaceDev to JPL the following March. This work formed the basis for redefining our proposed NEAP mission to be smaller and lower cost than the previous baseline, and also prompted us to offer low-cost commercial lunar orbiter and Mars probe-carrier missions employing a similar design.

On February 1, 2000, we announced that SpaceDev had teamed with Boeing to investigate opportunities of mutual interest in the commercial deep-space arena. The purpose of the agreement is to investigate a variety of small, low-cost, deep space mission initiatives formulated by SpaceDev that are based on SpaceDev's commercial micro-mission work. During 2000, technical and corporate staff from Boeing and SpaceDev further refined and advanced SpaceDev's concept of commercial missions to the Moon, Mars and near-Earth asteroids, involving micro-spacecraft of 250 kg mass. The effort also included a global assessment of the market potential for such missions, and a technical and programmatic assessment of lower cost launch vehicle options for such missions. We are now in the process of marketing a Lunar Orbiter Mission to sponsors and customers. To date, we have not been successful in securing the funding needed to proceed with this project.

Earth-orbiting Micro-satellite Products and Missions

A natural by-product of SpaceDev's focus on small, affordable spacecraft for commercial deep-space missions is the in-house capability to design, build, market and sell similar concepts for Earth-orbiting applications.

In November 1999, the Space Missions Division was awarded a turnkey mission contract by SSL at the University of California, Berkeley ("UCB"). SpaceDev was competitively selected by UCB/SSL's Dr. Mark Hurwitz to design, build, integrate, test and operate a small NASA science research spacecraft called CHIPSat. The 68-kg micro-spacecraft will carry one science instrument, the Cosmic Hot Interstellar Plasma Spectrometer, or CHIPS. CHIPS facilitates the observation and diagnosis of the astrophysical environment in the void outside our solar system and between the nearby stars in our galaxy. Dr. Hurwitz, the CHIPS principal investigator, and his team are responsible for the overall CHIPSat mission, designing and building the CHIPS instrument and performing the science-data analysis.

CHIPSat is the first mission of NASA's UNEX program to be approved for the implementation phase. We started work on the CHIPSat project in November 1999, with initial integration and testing of the spacecraft's components planned at our headquarters in Poway in 2001. CHIPSat was delivered to UCB in December 2001, and launch from Vandenberg Air Force Base on a Boeing Delta II is expected in late 2002. Launch will be followed by one year of mission operations to be controlled at our Mission Control Center in Poway, California. The launch date has been delayed due to delays in the primary satellite that is scheduled for this mission; the launch is now scheduled for late 2002.

Micro-satellite components and software systems

As a part of the CHIPSat program, we have developed a number of highly capable, yet versatile subsystems and software systems. For example, we have developed a miniature, high-performance HPX-21 single board space computer product that is now being marketed to the space industry. We are also developing its MST-21 S-band variable power transceiver product that is about one-half the size and weight of competing products. The HPX-21 serves as the brains of the satellite and runs the satellite operating system. The MST-21 receives the signals from the ground and transmits the data back to the ground. The CHIPSat satellite "bus" (similar to a fully integrated automobile chassis) is now being offered by SpaceDev as a standard spacecraft suitable for Boeing Delta II launch vehicles. The Delta II is the most widely used launch vehicle for secondary payloads like CHIPSat. Finally, we have also developed a modular power conditioning and distribution subsystem for micro-satellites.

On the software side, we have developed a layered and modular MicroSat Operating System ("MS-OS") similar to a microcomputer operating system. The SpaceDev-developed Mission Control and Operations Package ("MC-OP") is uniquely Internet-based and allows the operation of missions from anywhere in the world that has access to the Internet.

Hybrid Propulsion Space Products

Small Satellite Hybrid Motors

Hybrid applications are cheaper and simpler to design, as well as safer to store and transport, than liquid rockets. They are cheaper, safer, and environmentally benign compared to solid-fueled rockets. They are also "throttle-able" and "restart-able," characteristics that no solid-fueled rocket can accomplish. This technology can be used for both small launch vehicles that get the payload off the ground, and orbital transfer vehicles that can maneuver payloads into a final orbit once they have been placed into a preliminary orbit by a launch vehicle.

In mid-1999, SpaceDev competitively won an R&D contract from the National Reconnaissance Office ("NRO") to study the feasibility of building three sizes of small, hybrid-based micro kick-motors for small-satellite applications. As a result, we created a MTV family, which utilizes micro-kick motor concepts, has a multitude of possible on-orbit uses and is now being marketed by SpaceDev as a part of its growing product line. In July 2000, the NRO granted SpaceDev two separate, follow-on awards of $400,000 each for further hybrid rocket engine design and development. These contracts have been successfully completed.

Under the NRO contracts and a $105,000 award from the California Space & Technology Alliance ("CSTA"), we have performed hybrid motor test firings and evaluation. Hybrid motors could be a critical technology for on-orbit maneuvers and orbital transfers, and long-term on-orbit storage for SpaceDev and its government and commercial customers. We will also develop specific mission and utility analyses to support NRO objectives.

We are developing a commercial product line of affordable small space vehicles with broad range capabilities, called orbital MTVs. This product line uses hybrid motors, and currently consists of three MTV designs from 25 kg to 100 kg in size. For each size, there are three degrees of intelligence, from the low-end "dumb" micro-kick motor, to the high-end intelligent version which includes our highly capable HPX-21 single board space computer product, our MST-21 S-band variable power transceiver product, and such features as three axis stabilization - i.e., the satellite is stable in space in all three axis. Current MTV versions fit the Shuttle and most commercial launch vehicles designed to carry small secondary spacecraft to earth orbit and beyond. We plan to include larger hybrid engines and orbital maneuvering vehicles for commercial customers and government missions. We have submitted proposals to the Air Force for additional funding for these products. There can be no assurance that such funding will be obtained.

Hybrid Rocket Motors for Sub-orbital Space Planes

SpaceDev's hybrid motor fuel is solid, inert, and safe. The oxidizer is gaseous, non-toxic and self-pressurizes at room temperature, which eliminates the need for complex and expensive pumps and separate pressurization systems. This elegantly simple and comparatively inexpensive motor design includes only one moving part, a valve, and supports a major mission benefit: long-term, non-toxic storability on the ground and on-orbit. Our hybrid motor technology is non-explosive, restartable and relatively clean burning because its fuel and oxidizer are primarily hydrocarbons, nitrogen, and oxygen.

We have developed several sound conceptual designs for a moderately-sized, clean, safe, affordable hybrid rocket motor for manned, sub-orbital use. Nineteen organizations have officially registered as contestants for the X-Prize (www.xprize.org), a competition in which the US $10 million prize will be awarded to the first privately funded and built spacecraft capable of lifting three humans to a sub-orbital altitude of 62 miles twice in two weeks. We have performed conceptual hybrid rocket motor designs for designers of airframes believed capable of winning the $10 million X-Prize competition for reusable manned launch vehicles.

While winning the X-Prize is not a SpaceDev objective, winning contracts to develop propulsion systems for one or more credible teams would increase revenues and could create favorable publicity and the potential of raising additional capital as we meet our rocket motor development milestones. We believe that a hybrid rocket engine is critical to building a safe, affordable space plane to enter this market in the near term, and one of our goals is to be a significant supplier of rocket motors for manned space planes.

New Businesses Derived From Existing Technology

The Sub-Orbital Manned Space Plane Tourism Market

There is growing international recognition that low Earth-orbit travel will soon be possible for businesses and individuals. For example, Japan's long-range space program calls for advanced transportation technology enabling the average person to fly into space, and allowing nations to take advantage of the plentiful resources of space.

A large number of people are paying over $25,000 apiece for exotic vacations, and one space travel company (Space Adventures in Arlington, Virginia) claims it has about $2 million escrowed for prepaid sub-orbital space tourism flights. Public space transportation has the potential for commercial revenues as true commercial consumer markets for space tourism become a reality. Before this happens, basic issues about the feasibility and economics of commercial human space travel must be addressed. X-Prize competitors will demonstrate the technical and operational capability needed by vehicles that would carry customers into space.

Based on understanding the needs of a wide variety of space plane designers and manufacturers from the above project, we intend to create preliminary designs for a family of hybrid rocket motors that feature long life, a reusable fuel core, easily replaceable parts, high reliability, low maintenance and high operability. Our hope is that the three motor sizes will be attractive to a variety of space plane companies, positioning SpaceDev as the first to market and the supplier of choice.

As a next step, we have created final and detailed engineering designs, work breakdown analyses, and cost and revenue estimates for the hybrid rocket motor business. We are also planning to build and test fire full-size hybrid rocket motors designed for use in manned space planes.

Unmanned Beyond Earth-Orbit Commercial Market Beginning

SpaceDev worked with funding from Boeing beginning in February 2000, to investigate the launch of the world's first commercial Beyond Earth Orbit mission, the "Lunar Orbiter." The Lunar Orbiter is designed to provide an historic and unique stream of live High Definition Television ("HDTV") video of moonscape and earth views never before seen by the public. The lunar satellite would be based on a design prepared by SpaceDev as part of JPL's Mars MicroMission program. Outside consultants have projected that this dramatic lunar content would be viewed on earth through network, cable, and pay TV, as well as the Internet.

The mission itself would launch upon raising the funds required to complete the project. The program would last for up to eighteen months. Project revenues would be generated by the sale of sponsorships, media rights, science data, educational programs, and movie and game rights and from a variety of other, smaller sources. A key component of the mission is planned to be a comprehensive educational program for elementary and high school students around the world. As part of this educational tie-in, we would create and distribute educational material to schools and provide live updates on its website. To date, we have been unable to obtain funding for the Lunar Orbiter Mission, although we continue to market the mission to potential sponsors.

Integrated Small On-Orbit Data Delivery Systems

In order for the small satellite market to grow, it is in our long-term strategic interest to assist the market in finding such affordable launch opportunities. We are working with several launch providers to identify and market these opportunities and to provide customers with a complete on-orbit data delivery service that can combine our spacecraft and hybrid propulsion products. These innovative, low-cost, turnkey launch solutions would enable us to provide one stop shopping for launch services, spacecraft, payload accommodation, total flight system integration and test and mission operations. The customer only needs to provide the payload, and we will perform all the tasks required for the customer to get to orbit and to get their data.

We are working in three areas to develop this capability: an expansion of the work done on the CHIPSat program, design of a system combining a reusable first stage and hybrid expendable rocket vehicles and MTVs, and the use of a large launch system for secondary payloads.

Our design and development experiences of making CHIPSat for a Boeing Delta-II launch vehicle will enable us to expand on that technology. CHIPSat has unique capabilities to accommodate up to 30 kg of pure technology payload mass. Our concept is based on the work we have done with Boeing to integrate the NASA/UC Berkeley CHIPSat mission. The CHIPSat satellite supports about 30 kg of payload technologies to low Earth-orbit (500-700 km). CHIPSat is currently scheduled to launch in late 2002. There are also six to seven missions manifested on Delta-II launches each year over the next five years, providing an ongoing source of launches for our affordable satellites.

Under a grant from the California Space Authority ("CSA"), we have helped fund the Sea Launch company (headquartered in Long Beach, California and 40% owned by Boeing), to participate in a study program to analyze the business opportunities for providing assured, affordable and timely access to space for secondary payloads. Working with Sea Launch to explore frequent and reliable rides for micro-satellites and secondary payloads is potentially a major step to providing more rides for small payloads. This initiative could open up a whole new market for domestic commercial, science, exploration, and technology demonstration missions, not to mention increased demand for the kinds of micro-satellites we build. This study effort will be concluded in the early summer of 2002, at which time a decision will be made by SpaceDev and Sea Launch whether or not to initiate this business.

Our Strategy

Micro Spacecraft Products and Missions

By conducting successful earth-orbit and deep space missions, the Company will prove its viability and establish itself as a premier commercial space-exploration and development company. Once we have established our capabilities for insured, high-quality, fast-turnaround and low-cost systems and missions, we believe SpaceDev will be able to effectively compete, develop new markets and expand existing markets for space exploration and other applications.

We believe that our lower-cost commercial missions can provide unique information content (i.e., not limited to science and/or technology data) to non-traditional space-mission customers such as entertainment media, e-commerce organizations and larger aerospace companies that endeavor to enter the commercial space market. The unique service that we can provide is the ability to host payloads and instruments that are geared for producing data for the purposes of generating advertising revenue and public appeal, in addition to science data. In particular, we are actively seeking strategic partners and customers who share SpaceDev's vision of the convergence of commercial deep-space activities with selected Internet, media, entertainment, and education activities such at the Lunar Orbiter.

Deep-space products and missions. Since all deep-space missions to date world-wide have been defined and executed by various government agencies, our plan for defining and executing such missions as a commercial venture places the Company at the forefront of a new way of doing business in this arena. Under such conditions, questions naturally arise within the space community about whether the Company and its partners are capable of successfully performing in this arena. Our approach is two-fold: (1) selectively compete for deep-space related government funded work (R&D studies and development efforts as well as missions) against established space-systems companies, and (2) define, develop and execute space missions independently of government agencies, as evidenced by our concerted effort to define and cultivate alternative sponsors for these missions, such as other commercial companies, research and technology consortia, non-U.S. space interests, etc.

Earth-orbiting products and missions. The market situation in this arena has similarities to the deep-space arena, but there are more competitors and a wider variety and greater number of missions to consider as marketing targets. The challenge here, as in the deep-space arena, is for the Company to rapidly establish credibility by selectively competing for and winning R&D studies and development efforts as well as missions. We believe that the successful completion of the CHIPSat mission is important to this goal.

The Company's commercial focus works more easily with government-funded efforts if it performs the work on a commercial basis for a Principal Investigator ("PI") or program manager. The PI is the central person in charge of each mission with full responsibility for its scientific integrity. A task manager interfaces directly with the government sponsor(s). NASA rules permit the PI to use his/her own management methods to the fullest extent possible to accomplish the goals of the scientific investigation.

For non-governmental sponsors, we prefer to deal directly with customers. Currently, our biggest satellite customer in terms of dollar revenue is the University of California Berkeley on the CHIPSat mission.

Small Hybrid Propulsion Space Products

Small spacecraft are produced by government agencies, universities and commercial companies throughout the United States, Europe and Japan. These spacecraft represent significant science and technology demonstration opportunities that require exposure to the space environment to fulfill their mission objectives. Annual launch rates for such spacecraft are limited principally by the high cost of current launch vehicles. These conditions result in many valuable experiments and payloads being left on the ground.

Recognizing this problem, the government and commercial industries have been performing research and development in an attempt to reduce the cost per kilogram (or pound) to orbit for small spacecraft. In the near term, the only alternative for low cost launches for small spacecraft is to find an alternative path to space using a secondary ride system such as the Ariane Structure for Auxiliary Payloads (ASAP) or a low-cost launch system yet to be developed. We are working with a variety of partners to develop more affordable launch opportunities for small spacecraft. We believe that this will increase the market for micro-spacecraft as well as small hybrid propulsion systems.

We have prepared business plans for the development of a family of small hybrid orbital transfer vehicles. The small orbital transfer vehicle has been partially funded by the U.S. government through our contracts with the NRO. To fully develop the family of orbital transfer vehicles would require over $5 million. The funds needed to fully develop this family of vehicles have not yet been secured and there is no guarantee that these funds can be raised.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by such forward-looking information due to a number of factors beyond the Company's control.

Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers; the economic conditions affecting our industry; actions by competitors; fluctuations in the price of raw materials; the availability of outside contractors at prices favorable to the Company; our dependence on single-source or a limited number of suppliers; our ability to protect our proprietary technology; market conditions influencing prices or pricing; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions by or against us, including, but not limited to, the litigation that has been filed by and against EMC Holdings Corporation; technological changes and introductions of new competing products; the current recession; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States on September 11, 2001 and subsequent military responses by the United States; ability to retain key personnel; changes in market demand; exchange rates; productivity; weather; and market and economic conditions in the areas of the world in which we operate and market are products.

Given these uncertainties, investors are cautioned not to place too much weight on such statements. We are not currently obligated to update these forward-looking statements.

Overview

The Company formulated and began to implement its current business plan in 1997. In February 1998, our operations were expanded with the acquisition of Integrated Space Systems, Inc., a California corporation founded for the purpose of providing engineering and technical services related to space-based systems ("ISS"). The ISS employee base acquired upon acquisition was largely made up of former General Dynamics personnel and enlarged our then current employee base to 20 employees. ISS was purchased for a total of $3,625,000, paid in Rule 144 restricted common shares of SpaceDev. An excess in the calculated purchase price of approximately $164,000 of net assets acquired was capitalized as goodwill and was to be amortized over a period of 60 months.

As a result of a change in corporate focus, on November 15, 2001, we determined that the unamortized balance of goodwill from ISS, which was approximately $923,000, had become impaired and it was written off. While the ISS segment did provide small hybrid propulsion space systems and engineering services on separate contracts (mainly with the government), the engineering service contracts had expired and, therefore, would not be producing revenue or cash flow to support future operations. It was determined that all future business, contracts, and proposals would be sought after only in the SpaceDev name, making it a more efficient way for the Company to manage and track multiple contracts and work on many different business ventures at the same time within the same operating segment.

In November 1999, SpaceDev was awarded a $4,995,868 turnkey mission contract by the Space Sciences Laboratory ("SSL") at University of California, Berkeley ("UCB"). SpaceDev was competitively selected by UCB/SSL to design, build, integrate, test and operate for one year a small scientific, Earth-orbiting spacecraft called CHIPSat. In 2000, the Company reviewed the contract status at year-end and determined that the total estimated costs at the end of the program will exceed the likely revenue. As a result, the Company has accrued a loss of $861,000.Included in the review was a $600,000 modification to the scope of the contract which was signed on June 15, 2001. On November 28, 2001 a second contract modification was signed with UCB which added $1,201,132 to the contract as well as an increase in contract scope. This increased the total contract revenue to $6,797,000. At December 31, 2001, the Company reviewed the contract again and with the contract modifications and added scope, the total estimated loss was reduced by $397,238 to approximately $463,000. As of December 31, 2001, approximately 77% of the total contract costs had been expended and the remaining loss on the balance sheet at year-end totaled approximately $102,000. The CHIPSat contract is expected to conclude on December 31, 2003. Revenues for 2001 were $3.2 million and are expected to be approximately $1.2 million in 2002. The Company receives monthly payments on the contract according to a preset payment schedule detailed in the contract.

On February 1, 2000, we announced that SpaceDev had teamed with Boeing to investigate opportunities of mutual interest in the commercial deep-space arena. The purpose of the agreement is to investigate a variety of small, low-cost, deep space mission initiatives formulated by SpaceDev that are based on SpaceDev's commercial micro-mission work. During 2000, technical and corporate staff from Boeing and SpaceDev further refined and advanced SpaceDev's concept of commercial missions to the Moon, Mars and near-Earth asteroids, involving micro-spacecraft of 250 kg mass. The effort also included a global assessment of the market potential for such missions, and a technical and programmatic assessment of lower cost launch vehicle options for such missions. We are now in the process of marketing a Lunar Orbiter Mission to sponsors and customers. To date, we have not been successful in securing the funding needed to proceed with this project.

In July 2000, the Company was awarded two contracts from the Office of Space Launch of the National Reconnaissance Office totaling approximately $800,000. These contracts were completed during the second quarter of 2001. This work was a continuation of a previous contract concerning the development of hybrid space propulsion technology.

In April 2001, we announced that, as part of a Boeing-led team that was awarded one of four $1 million contracts from NASA's Jet Propulsion Laboratory in Pasadena, California, we would participate in a study of the options for a potential Mars sample return mission in 2011. The contract ran from April through October 2001.

In September 2001, the Company was awarded a contract for a proprietary research program valued in excess of $1 million. As a part of that program, we will compete with another party to design a space propulsion system. The entire contract, which will be awarded based upon the submitted designs, is valued at a total $2.2 million. We believe that the award could lead to a long-term market for our hybrid propulsion technology if we are successfully in winning the contract. Due to the highly competitive, confidential and market-sensitive nature of the contract, we are unable to release more detailed information on the project until the contract has been awarded in full. However, we do believe this new contract is indicative of an increased demand for our hybrid motor technology and expertise in the space industry, and expect the amount of revenue to be generated in 2002 to be approximately $824,000 to $1.8 million. Work on this project generated $328,083 in revenues during the fourth quarter of 2001.

Results of Operations

Please refer to the consolidated financial statements, which are a part of this report for further information regarding the results of operations of the Company.

Year Ended December 31, 2001 -vs.- Year Ended December 31, 2000

During the year ended December 31, 2001, the Company had net sales of $4.1 million as compared to net sales of $3.9 million in 2000. Sales in 2001 were comprised of $3.2 million from the CHIPSat program, $328,000 from a contract for a proprietary development program, $228,000 from research and development performed for the Office of Space Launch ("OSL"), $216,000 from the Boeing Mars Sample Return and Mars Assent Vehicle projects, and $164,000 from all other programs. In 2000, sales were comprised of $2.1 million from CHIPSat, $844,000 from OSL, $250,000 from The Boeing Company for a joint study of beyond Earth Orbit commercial missions and $700,000 from all other programs.

For the year 2001, the Company had cost of sales (direct and allocated costs associated with individual contracts) of $2.4 million as compared to $3.2 million in 2000. This decrease was primarily due to the reduction of $397,238 from the original estimated loss on the CHIPSat contract. The original loss of $861,000 was reduced to $463,000 for the entire contract. As a result of the contract modification discussed above and the continued work performed on the project, the estimated loss to complete the contract as of December 31, 2001 was approximately $102,000.

We experienced an increase in operating expenses from $1.7 million in 2000 to $3.2 million for 2001. Operating expenses include general and administrative expenses, research and development expenses, as well as a non-cash loss of $923,000 related to the impairment of the unamortized balance of goodwill from the ISS acquisition. General and administrative expenses consisted primarily of salaries for administrative personnel, fees for outside consultants, goodwill amortization up to the loss on impairment, insurance, legal and accounting fees and other overhead expenses. The increase was primarily attributable to four non-cash items (1) the loss on the impairment of goodwill, $923,000; (2) the issuance of 550,000 shares of common stock to EMC Holdings Group, Inc. ("EMC") pursuant to a Consultant Agreement with the Company, $500,500; (3) an expense for the contingent liability due to Technical & General Guarantee Company Limited (T&G) as referenced in the consolidated financial statements, $150,000; and (4) the stock options issued for the acquisition of Explorespace.com, $67,000. A detailed discussion of these four non-cash items is presented below:

On November 15, 2001, management determined that the unamortized balance of goodwill from the ISS acquisition, which was approximately $923,000, became impaired and was written off. The Company announced that it had been awarded a contract for a proprietary research program valued in excess of $1 million that could lead to a total value of $2.2 million. We believe this new contract is indicative of an increased demand for its hybrid motor technology and expertise in the space industry. As a result of this contract and the continuing ChipSat contract, all available resources of SpaceDev would be utilized. While the ISS segment did provide small hybrid propulsion space systems and engineering services on separate contracts (mainly with the government), the engineering service contracts expired and, therefore, would not be producing revenue or cash flow to support future operations. As a result, the unamortized goodwill of approximately $923,000 became impaired and was written off.

Management has decided that all future business, contracts, and proposals would be sought after only in the SpaceDev name. All new contracts will be between SpaceDev and "the customer." This is a more efficient way for the Company to manage and track multiple contracts and work on many different business ventures at the same time within the same operating segment. This action is consistent with the gradual decline of sales and new business in the ISS Operating Segment. As a result of these trends, the US government security clearance was not renewed for

ISS. In the future, if the Company finds it necessary to bid those contracts in which a security clearance for the company is necessary then the Company will be applying and maintaining a security clearance in the corporate name, SpaceDev. This change in focus allows the Company to market our multiple product lines in a more integrated manner.

EMC was retained to render certain advisory services to the Company in exchange for a total of 1,200,000 shares of the Company's common stock in three installments (the "Consultant Agreement"). EMC received the first installment of 500,000 shares on June 26, 2001. We brought a claim in arbitration through the American Arbitration Association on or about November 7, 2001 to recover 500,000 shares of stock transferred to EMC Holdings Corporation ("EMC") pursuant to what were then believed to be valid contracts. We are seeking the recovery of 500,000 shares of its stock that it transferred to EMC. Total expense for the initial stock issuance through December 31, 2001 was $455,000. Also, on June 26, 2001, our Chief Executive Officer, on behalf of the Company issued 50,000 shares of his own personal stock holdings of the Company to EMC. The total expense for this transaction was $45,500. This was expensed in accordance with the SEC's Staff Accounting Bulletin number 79, where a principle stockholder transfers a portion of his shares to benefit the Company.

Other increases included $150,000 for the contingent liability due to Technical & General Guarantee Company Limited as referenced in "Legal Proceedings."

An issuance of 80,000 stock options that had a value of $67,000 for the acquisition of Explorespace.com was expensed as advertising.

The Company also expended $198,000 in research and development expenses during the year ended 2001, to build a prototype hybrid-propulsion-based orbital transfer vehicle. There were no expenses in research and development expenses during the same period of 2000.

Interest expense for the periods ending December 31, 2001 and 2000 was approximately $303,000 and $326,000, respectively.

The gross margin percentage for the year ended December 31, 2001 was 41% as compared to 17% for the same period in 2000. The increase was due to the reduction of the anticipated loss on the CHIPsat program. The total amount of the loss recorded in the year ended December 31, 2000 was $861,000, which reduced the margin in 2000. In 2001, the total loss of the program was reduced by approximately $397,000 to $463,000 due to contract changes for the total program, which increased the 2001 gross margin. The loss remaining on the balance sheet for the remainder of the program at December 31, 2001 was $102,000 a total reduction of approximately $361,000 due to the ongoing work that was done to the project.

During the year ended December 31, 2001, the Company had a net loss of $1,856,000, compared to a net loss of $1,405,000 for the same period in 2000. The increase in the net loss was due to the Company's operating expenses increasing by $1,516,000. As indicated above, this increase was primarily attributable to non-cash expenses, including impairment of the un-amortized balance of goodwill from ISS, stock issued to EMC, the note payable to T&G, the stock options issued for the acquisition of Explorespace.com, and research and development costs.

Critical Accounting Standards

The Company's revenues are derived primarily from fixed price contracts and are recognized using the percentage-of-completion method of contract accounting based on the ratio of total costs incurred to total estimated costs. Losses on contracts are recognized when they become known and reasonably estimable (see Note 10(c) of the Consolidated Financial Statements). Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements. Professional fees are billed to customers on a time and materials basis, a fixed price basis or a per-transaction basis. Time and materials revenues are recognized as services are performed. Billings in excess of costs incurred and estimated earnings represent the excess of amounts billed in accordance with the contractual billing terms. Deferred revenue represents amounts collected from customers for services to be provided at a future date.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted SFAS 123 in 1997. We have elected to measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" and have provided pro forma disclosures as if the fair value based method prescribed SFAS 123 has been utilized. See Note 8(d) of the Consolidated Financial Statements. The Company has valued its stock, stock options and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Fixed assets are depreciated over their estimated useful lives of three-to-thirty years using the straight-line method of accounting. Goodwill and other intangible assets were created upon the acquisition of the Company's subsidiaries. Intangible assets are amortized over their assets' estimated future useful lives on a straight-line basis over three to five years. Goodwill and other intangibles are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Effective November 2001 there will be no more amortization of goodwill (see note 3 of the Consolidated Financial Statements).

Liquidity and Capital Resources

The Company's auditors have expressed a formal auditors' opinion that the Company's December 31, 2001 financial position raises substantial doubt about its ability to continue as a going concern. The opinion is based on net losses incurred by the Company for the years ended December 31, 2001 and 2000 of $1,855,871 and $1,405,395, respectively, and working capital deficits of $1,002,390 and $1,559,791, respectively, for those years. Although the reduction of the working capital deficit was significant, the Company's ability to continue as a going concern depends upon our ability to continue reducing the working capital deficit, consummating additional funding and obtain profitable new business. The funding as well as new business can come from a variety of sources, including public or private equity markets, state and federal grants and government and commercial customer program funding. However, there can be no assurance that we will be able to obtain such funding as needed. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the developing businesses, those historically encountered by us, and the competitive environment in which we will operate.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The

Company is required to adopt the provisions of SFAS No. 143 for the first quarter of 2002. Management believes the adoption of SFAS No. 143 will not have a material impact on the Company.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company plans to adopt the provisions of SFAS No. 141 and 142 effective January 1, 2002. Management believes the adoption of SFAS No. 141 and 142 will not have a material impact on the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for long-lived assets to be disposed of by sale, and resolves significant implementation issues related to SFAS 121. The Company is currently assessing the impact of SFAS NO. 144 on its operating results and financial condition. The Company is required to adopt SFAS No. 144 no later than the first quarter of 2002.

Cash Position for Year Ended December 31, 2001 -vs.- Year Ended December 31, 2000

Net decrease in cash during the year ending December 31, 2001 was ($47,986), compared to a net increase of $156,736 for the same period in 2000. Net cash provided by operating activities totaled $68,471 for the year ending December 31, 2001, a decrease of $861,373 as compared to $929,844 provided by operating activities during the same period in 2000. This is attributable primarily to the increased costs on the CHIPSat project for the ongoing work toward completion of the program and a significant reduction in accounts payable from 2000.

Net cash used in investing activities totaled ($42,624) for the year ended December 31, 2001, compared to ($353,744) used during the same period in 2000. The decrease in cash used of $311,120 is attributable to a decrease in the purchase of fixed assets and capitalized software costs in 2001. Net cash used in financing activities totaled ($73,833) for the year ended December 31, 2001 which showed a reduction of $345,531 from the $ 419,364 used in financing activities during the same period on 2000. This improvement is primarily attributable to generating more cash from sales of common stock in 2001 of $120,000 versus $25,000 in 2000, and the use of funds to pay off the line of credit in 2000 of approximately $241,000.

At December 31, 2001, the Company's cash, which includes cash reserves and cash available for investment, was $211,637 as compared to $259,623 at December 31, 2000, a decrease of $47,986. At December 31, 2001, the Company had accounts receivable of $290,615, of which $228,000 was from a single source, and accounts payable of $397,914.

As of December 31, 2001, the Company's backlog of funded and non-funded business was approximately $3.4 million, as opposed to approximately $2.9 million as of fiscal year end 2000. During 2001, the Company won a commercial program valued at up to $ 2.2 million, negotiated increases of $1.8 million to the CHIPSat program and added several contracts with Boeing for Mars related work.

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of $2,036,000 consisted primarily of the income tax benefits from net operating loss carryforwards, amortization of goodwill and research and development credit carryforwards. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the assets will not be utilized. The valuation allowance decrease approximately $130,000 during 2001, from $2,166,000 at December 31, 2000 to $2,036,000 at December 31, 2001.

Please refer to the consolidated financial statements, which are a part of this report for further information regarding the liquidity and capital resources of the Company.

Forward-Looking Statements

The Company has sustained itself over the last two years with a mix of government and commercial contracts. The Company can continue to grow and execute certain parts of its strategy without additional equity funding by identifying, bidding and winning new commercial and government funded programs. During the first two months of 2002, the Company submitted five bids for government programs, has worked with the US Congress to identify directed funding for its programs and is actively working to win several significant commercial programs. The win of some of these programs would enable SpaceDev to continue to grow and broaden its business base. At this time, the Company has been notified that one government customer intends to award the Company a contract for one of these programs that would ultimately lead to almost $2 million of new business over the next 18 months. We have no firm information on any other of these current projects.

To date, we have maintained a mix of government and commercial business. In 2001, we had about 80% government or government related work. In 2002, we expect the ratio to be about 70% government or government-related work. We will continue to do both government and commercial business and anticipate the mix of government revenues to continue to be above 60% for the next several years as we increase our government marketing efforts for both our product lines.

While we do not expect a reduction of government sales, we are continuing to aggressively market our products to the commercial market, particularly for manned sub-orbital space planes, and are marketing our micro spacecraft to a variety of commercial customers. Our business model does anticipate the win of contracts in both market segments. Based on current trends and proposals, we believe that we can offset fluctuations in one market segment with contract wins from the other; however, our inability to win business in both markets would have a negative effect on the Company business operations and financial condition.

We are forecasting a modest growth in sales for 2002. At this time, about 50% of the forecasted sales are under contract, but there is no guarantee that we will win enough new business to achieve this growth. We will not need to make significant capital expenditures to achieve this modest increase in sales.

As it relates to the CHIPSat program, the Company will receive total fixed compensation on the CHIPSat project in a total amount of $6,797,000, of which about $3.2 million was generated in 2001. The contract calls for payments of $1,789,000 in 2002 and $138,000 in 2003. As outlined above, the Company reviewed the contract again in late 2001 and the total loss was reduced from $861,000 to approximately $463,000. As the project is completed, the loss is reduced as costs become realized. At this time, we do not expect any additional losses from or increases to the contract. The launch of CHIPSat is currently scheduled for late 2002. A delay in the launch would have no significant financial effects on the Company in the near term, but would negatively impact our marketing efforts and our ability to raise additional equity funding.

We expect payments of about $1.5 million in 2002 from a commercial contract won last November. This effort could lead to follow-on contracts from the same customer later this year or in 2003, but at this time we cannot assess the probability of winning or the value of those contracts.

The Company's broad, overall, higher growth business strategy, requires significant development and capital expenditures. The Company will incur a substantial portion of these expenditures before it generates significantly higher sales. Combined with operating expenses, these capital expenditures will result in a negative cash flow until we can establish an adequate revenue-generating customer base. We expect losses through 2002 and do not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures until the launch of our first commercial spacecraft - expected the end of 2002. There is no assurance, however, that the Company will achieve or sustain any positive cash flow or profitability thereafter.

During the years ended December 31, 2001 and December 31, 2000, we raised approximately $145,000 through private sales of stock. To execute the Company's total strategy of small, capable, low-cost micro satellites, hybrid propulsion products and new commercial revenue sources, we require significant funding and/or the win of both significant government and commercial programs. The current estimate of investor or customer funding is over $20 million, which could come from a combination of private and/or public equity placements or government and commercial customers. At this time, we do have an ongoing private placement to generate up to $1 million of private equity, but do not have a commitment from any placement agent or underwriter to implement any additional public or private offering.

The Company may also need to raise additional capital if, for example, (i) significant delays occur in deploying its first space mission due to technical difficulties, launch, or satellite failure, or other reasons; (ii) the Company does not enter into agreements with customers on the terms the Company anticipates; (iii) the Company's net operating deficit increases because it incurs significant unanticipated expenses; or (iv) the Company incurs additional costs from modifying its satellite products or its proposed hybrid-related systems to meet changed or unanticipated market, regulatory, or technical requirements. If these or other events occur, there is no assurance that we could raise additional capital on favorable terms, on a timely basis or at all. A substantial shortfall in funding would delay or prevent deployment of the hybrid-related systems, a Lunar Orbiter or a NEAP-like system.

Our ability to execute a public offering or otherwise obtain funds is subject to numerous factors beyond our control, including, without limitation, a receptive securities market and appropriate governmental clearances. No assurances can be given that the Company will be profitable, or that any additional public offering will occur, that the Company will be successful in obtaining additional funds from any source or be successful in implementing an acceptable exit strategy on behalf of its investors. Moreover, additional funds, if obtainable at all, may not be available on terms acceptable to the Company when such funds are needed or may be on terms which are significantly adverse to the Company's current shareholders. The unavailability of funds when needed would have a material adverse effect on the Company.

Our business partially depends on activities regulated by various agencies and departments of the U.S. government and other companies that rely on the government. Recently, in response to terrorists' activities and threats aimed at the United States, transportation, mail, financial, and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial, or other services could have a material adverse effect on our business, results of operations, and financial condition. Furthermore, we may experience a small increase in operating costs, such as costs for transportation, insurance, and security as a result of the activities and potential activities. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities, and any economic downturn could adversely impact our results of operations, impair our ability to raise capital, or otherwise adversely affect our ability to grow our business. Conversely, because of the nature of our products, there may be opportunities for the Company to offer solutions to the government that may address some of the problems that the country faces at this time.

MARKET INFORMATION

The Company's Common Stock has been traded on the Over-the-Counter Bulletin Board since August 1998 under the symbol "SPDV." The following table sets forth the trading history of the Common Stock on the Over the Counter Bulletin Board for each quarter as reported by Dow Jones Interactive. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ending	Quarterly High	Quarterly Low
3/31/2000	$2.00	$0.78125
6/30/2000	$1.875	$0.50
9/30/2000	$1.703125	$0.75
12/31/2001	$1.25	$0.875
3/31/2001	$1.03125	$0.625
6/30/2001	$0.96875	$0.453125
9/30/2001	$1.015625	$0.6875
12/30/2001	$0.859375	$0.34375
3/24/2002*	$0.65625	$0.484375

*Reflects partial period.

As of May 31, 2002, there were approximately 209 holders of record of the Company's common stock. The Board of Directors believe that the number of beneficial owners substantially greater than the number of record holders because a significant portion of our outstanding Common Stock is held in broker "street names" for the benefit of individual investors.

The Company has never paid a cash dividend on its common stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The management and directors of the Company's business activities are under the control of its Board of Directors. Our Chief Executive Officer, James W. Benson, manages the Company's daily operations. Our Board currently consists of five directors, with one vacancy. Below are the executive officers and directors of the Company.

Name	**Position Held**
James W. Benson 13855 Stowe Drive Poway, California 92064	Chief Executive Officer, Director, Chairman of the Board
Emery E. Skarupa 13855 Stowe Drive Poway, California 92064	Vice President of Operations

Way and are extraordinarily powerful; discovery of massive rivers of plasma inside the Sun; and a wealth of announcements and images from the Hubble Space Telescope, which have revolutionized astronomy as well as increased public interest in the cosmos. Dr. Huntress also served as a Director of NASA's Solar System Exploration Division from 1990 to 1993, and as special assistant to NASA's Director of the Earth Science and Applications from 1988 to 1990. Dr. Huntress came to NASA Headquarters from Caltech's Jet Propulsion Laboratory (JPL). Dr. Huntress joined JPL as a National Research Council resident associate after receiving is B.S. in Chemistry from Brown University in 1964 and his Ph.D. in Chemical Physics from Stanford in 1968. He became a permanent research scientist at JPL in 1969. He and his JPL team gained an international reputation for their pioneering studies of chemical evolution in interstellar clouds, comets and planetary atmospheres. At JPL Dr. Huntress served as co-investigator for the ion mass spectrometer experiment in the Giotto Halley's Comet mission, and as an interdisciplinary scientist for the Upper Atmosphere Research Satellite and Cassini missions. He also assumed a number of line and research program management assignments while at JPL, and spent a year as a visiting professor in the Department of Planetary Science and Geophysics at Caltech.

Curt Dean Blake, age 44, was was appointed to the Board on September 5, 2000. Mr. Blake acted as the Chief Operating Officer of the Starwave Corporation from 1993 until 1999, where he managed business development, finance, legal and business affairs, and operations for the world's most successful collection of content sites on the Internet. During that time, he developed business strategies, financial models, and structured and negotiated venture agreements for Starwave's flagship site, ESPN Sportszone, at that time the highest traffic destination site on the Internet. He also developed and negotiated venture agreements with the NBA, NFL, Outside Magazine and NASCAR to create sites around these brands. Mr. Blake negotiated sale of controlling interest in Starwave Corporation to Disney/ABC (NYSE:DIS). Prior to Starwave, Mr. Blake worked at Corbis from 1992 to 1993, where he led the acquisitions and licensing effort to fulfill Bill Gates' vision of creating the largest taxonomic database of digital images in the world. Mr. Blake acted as General Counsel to Aldus Corporation (now NASDAQ:ADBE) from 1989 to 1992, where he was responsible for all legal matters of the $125 million public corporation and its subsidiaries. Prior to that, Mr. Blake was an attorney at Shidler, McBroom, Gates and Lucas, during which time he was assigned as onsite counsel to the Microsoft Corporation (Nasdaq:MSFT) where he was primarily responsible for the domestic OEM/Product Support and Systems Software divisions. Mr. Blake has an MBA and JD from the University of Washington. Mr. Blake currently sits on the Board of Directors of FullPlay Media Systems, Inc., a fully reporting company, and InstantService.com.

General Howell M. Estes, III (USAF Retired), age 59, was appointed to the Company's Board of Directors on April 2, 2001. General Estes retired from the United States Air Force in 1998 after serving for 33 years. At that time he was the Commander-in-Chief of the North American Aerospace Defense Command (CINCNORAD) and the United States Space Command (CINCSPACE), and the Commander of the Air Force Space Command (COMAFSPC) headquartered at Peterson AFB, Colorado. In addition to a Bachelor of Science Degree from the Air Force Academy, he holds a Master of Arts Degree in Public Administration from Auburn University and is a graduate of the Program for Senior Managers in Government at Harvard's JFK School of Government. Gen. Howell Estes is the President of Howell Estes & Associates, Inc., a wholly owned consulting firm to CEOs, Presidents and General Managers of aerospace and telecommunications companies worldwide. He serves as Vice Chairman of the Board of Trustees at The Aerospace Corporation. He served as a consultant to the Defense Science Board Task Force on SPACE SUPERIORITY and more recently as a commissioner on the U.S. Congressional Commission to Assess United States National Security Space Management and Organization (the "Rumsfeld Commission").

Robert S. Walker, age 59, was appointed to the Company's Board of Directors on April 2, 2001. Mr. Walker has acted as Chairman of Wexler & Walker Public Policy Associates in Washington, D.C. since January 1997. As a former Congressman (1977-1997), Chairman of the House Science Committee, Vice Chairman of the Budget Committee, and a long-time member of the House Republican leadership, Walker became a leader in advancing the nation's space program, especially the arena of commercial space, for which he was the first sitting House Member to be awarded NASA's highest honor, the Distinguished Service Medal. Bob Walker is a frequent speaker at conferences and forums. His main issues include the breadth and scope of space regulation today, and how deregulation could unleash the telecommunications, space tourism, broadcast and Internet industries. Mr. Walker currently sits on the boards of directors of DCH Technology, Inc. and Aerospace Corporation, positions held since January 1999 and March 1997, respectively. DCH Technology, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934. Wexler & Walker is a Washington-based, full-service government relations firm founded in 1981. Wexler & Walker principals have served in Congress, in the White House and federal agencies, as congressional staff, in state and local governments and in political campaigns. Wexler & Walker is a leader on the technology issues of the twenty-first century. During 2001, the Company incurred consulting fees with Hill and Knowlton, Inc., an affiliate of Wexler & Walker, in an aggregate amount of $36,493.13.

Report of Independent Auditors'

To the Board of Directors of
SpaceDev, Inc.

We have audited the accompanying consolidated balance sheets of **SpaceDev, Inc. and Subsidiaries** (see Note 1(c) to the consolidated financial statements) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **SpaceDev, Inc. and Subsidiaries** as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company incurred net losses of $1,855,871 and $1,405,395 for the years ended December 31, 2001 and 2000, respectively, and had working capital deficits of $1,002,390 and $1,559,791 as of December 31, 2001 and 2000, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Nation Smith Hermes Diamond

Nation Smith Hermes Diamond
Accountants and Consultants, APC
San Diego, California
February 20, 2002

SpaceDev, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31,		**2001**		2000
Assets (Note 4)				
Current Assets				
Cash (Note 10(a))	**$**	**211,637**	$	259,623
Accounts receivable (Note 10(b))		**290,615**		316,348
Other current assets		**6,974**		6,974
Total current assets		**509,226**		582,945
Fixed Assets - Net (Notes 1(g) and 2)		**2,180,569**		2,263,457
Intangible Assets - Net (Notes 1(g) and 3)		**-**		1,502,585
Capitalized Software Costs (Note 1(e))		**207,016**		207,016
Prepaids and Other Assets		**116,840**		80,651
	$	**3,013,651**	$	4,636,654

SpaceDev, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31,	**2001**	2000
Liabilities and Stockholders' Deficit		
Current Liabilities		
Current portion of notes payable (Note 5(a))	**$ 61,761**	$ 13,000
Current portion of capitalized lease obligations (Note 9(a))	**31,130**	52,290
Notes payable - related party (Note 5(b))	**80,000**	80,000
Accounts payable and accrued expenses	**397,914**	490,249
Accrued payroll, vacation and related taxes	**158,252**	160,174
Customer deposits and deferred revenue (Note 1(f))	**227,721**	152,871
Billing in excess of costs incurred and estimated earnings Note 1(f))	**302,553**	333,445
Provision for anticipated loss (Note 10(c))	**102,285**	860,707
Other accrued liabilities (Note 9(b))	**150,000**	-
Total current liabilities	**1,511,616**	2,142,736
Notes Payable, Less Current Maturities (Note 5(a))	**2,374,096**	2,267,608
Capitalized Lease obligations, Less Current Maturities (Note 9(a))	**26,942**	87,465
Notes Payable - Related Party, Less Current Maturities (Note 5(b))	**585,232**	611,966
Deferred Revenue (Note 1(f))	**5,000**	5,000
Total liabilities	**4,502,886**	5,114,775
Commitments and Contingencie (Notes 9)		
Stockholders' Deficit		
Convertible preferred stock, $.0001 par value, 10,000,000 shares authorized no shares issued or outstanding (Note 8(a))	**-**	-
Common stock, $.0001 par value; 50,000,000 shares authorized, and 14,817,580 and 14,005,229 shares issued and outstanding, respectively (Note 8(b))	**1,481**	1,400
Additional paid-in capital	**8,204,831**	7,360,155
Additional paid-in capital - stock options (Note 8(d))	**750,000**	750,000
Deferred compensation (Note 8(d))	**(250,000)**	(250,000)
Accumulated deficit	**(10,195,547)**	(8,339,676)
Total stockholders' deficit	**(1,489,235)**	(478,121)
	$ 3,013,651	$ 4,636,654

The accompanying notes are an integral part of these consolidated financial statements

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Operations

Years Ended December 31,		**2001**		2000
Net Sales	**$**	**4,099,094**	$	3,893,271
Cost of sales		**2,808,028**		2,385,444
Anticipated loss on uncompleted contract (Note 10(c))		**(397,238)**		860,707
Total Cost of Sales		**2,410,790**		3,246,151
Gross Margin		**1,688,304**		647,120
Operating Expenses				
General and administrative (including stock-based compensation of $635,873 and $95,909, respectively) (Note 1(l))		**2,118,592**		1,725,147
Impairment of goodwill (Note 3(a))		**922,932**		-
Research and development (Note 1(h))		**198,400**		-
Total Operating Expenses		**3,239,924**		1,725,147
Loss from Operations		**(1,551,620)**		(1,078,027)
Other Expense				
Interest expense		**(302,651)**		(325,768)
Loss Before Income Taxes		**(1,854,271)**		(1,403,795)
Income tax provision (Notes 1(h) and 6)		**1,600**		1,600
Net Loss	**$**	**(1,855,871)**	$	(1,405,395)
Net Loss Per Share:				
Net loss	**$**	**(0.13)**	$	(0.10)
Weighted-Average Shares Outstanding		**14,440,354**		13,956,796

The accompanying notes are an integral part of these consolidated financial statements

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficit

	Convertible Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at January 1, 2000	-	$ -	13,879,945	$ 1,388
Common stock issued for cash (Note 8(b))	-	-	25,000	2
Common stock issued for services (Note 8 (b))	-	-	60,284	6
Common stock issued to former employee (Note 8 (b))	-	-	40,000	4
Options issued for services (Note 8(c))	-	-	-	-
Warrants issued for acquisition of intangible assets (Note 3(b))	-	-	-	-
Net loss	-	-	-	-
Balance at December 31, 2000	-	-	14,005,229	1,400
Common stock issued for cash (Note 8(b))	-	-	156,752	16
Common stock issued for services (Note 8 (b))	-	-	605,599	60
Common stock issued to former employee (Note 8 (b))	-	-	50,000	5
Common stock exchanged by related party for services (Note 8(b))	-	-	-	-
Options issued for services (Note 8(c))	-	-	-	-
Warrants issued for acquisition of intangible assets (Note 3(b))	-	-	-	-
Net loss	-	-	-	-
Balance at December 31, 2001	-	$ -	14,817,580	$ 1,481

The accompanying notes are an integral part of these consolidated financial statements

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Stockholders'Deficit

	Additional Paid-in Capital	Additional Paid-In Capital - Stock Options	Deferred Compensation
	$ 7,155,077	$ 750,000	$ (250,000)
	24,998	-	-
	77,832	-	-
	54,560	-	-
	18,071	-	-
	29,617	-	-
Net loss	-	-	-
	7,360,155	750,000	(250,000)
	119,984	-	-
	545,047	-	-
	45,165	-	-
	45,500	-	-
	67,055	-	-
	21,925	-	-
Net loss	-	-	-
	$ 8,204,831	$ 750,000	$ (250,000)

The accompanying notes are an integral part of these consolidated financial statements

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficit

	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2000	$ (6,934,281)	$ -	$ 722,184
Common stock issued for cash (Note 8(b))	-	-	25,000
Common stock issued for services (Note 8 (b))	-	-	77,838
Common stock issued to former employee (Note 8 (b))	-	-	54,564
Options issued for services (Note 8(c))	-	-	18,071
Warrants issued for acquisition of intangible assets (Note 3(b))	-	-	29,617
Net loss	(1,405,395)	-	(1,405,395)
Balance at December 31, 2000	(8,339,676)	-	(478,121)
Common stock issued for cash (Note 8(b))	-	-	120,000
Common stock issued for services (Note 8 (b))	-	-	545,107
Common stock issued to former employee (Note 8 (b))	-	-	45,170
Common stock exchanged by related party for services (Note 8(b))	-	-	45,500
Options issued for services (Note 8(c))	-	-	67,055
Warrants issued for acquisition of intangible assets (Note 3(b))	-	-	21,925
Net loss	(1,855,871)	-	(1,855,871)
Balance at December 31, 2001	$ (10,195,547)	$ -	$ (1,489,235)

The accompanying notes are an integral part of these consolidated financial statements

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,	**2001**	2000
Cash Flows From Operating Activities		
Net loss	**$ (1,855,871)**	$ (1,405,395)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	**710,245**	836,056
Impairment of goodwill	**922,932**	-
Common stock issued for compensation and services	**702,832**	95,909
Change in operating assets and liabilities:		
Accounts receivable	**25,733**	47,567
Other assets	**(2,032)**	(24,842)
Accounts payable and accrued expenses	**38,349**	229,011
Accrued payroll, vacation and related taxes	**(1,922)**	98,602
Customer deposits and deferred revenue	**74,851**	133,704
Billings in excess of costs incurred and estimated earnings	**(30,892)**	58,525
Provision for anticipated loss	**(758,422)**	860,707
Accrued interest - related party	**53,266**	-
Other accrued liabilities	**189,402**	-
Net cash provided by operating activities	**68,471**	929,844
Cash Flows From Investing Activities		
Capitalized software costs	**-**	(207,016)
Purchases of fixed assets	**(42,624)**	(146,728)
Net cash used in investing activities	**(42,624)**	(353,744)
Cash Flows From Financing Activities		
Net decrease in bank line of credit	**-**	(241,415)
Principle payments on notes payable	**(14,840)**	(31,392)
Principal payments on capitalized lease obligations	**(98,993)**	(29,547)
Payments on notes payable - related party	**(80,000)**	(142,010)
Proceeds from issuance of common stock	**120,000**	25,000
Net cash used in financing activities	**(73,833)**	(419,364)
Net increase (decrease) in cash and cash equivalents	**(47,986)**	156,736
Cash at Beginning of Year	**259,623**	102,887
Cash at End of Year	**$ 211,637**	$ 259,623

The accompanying notes are an integral part of these consolidated financial statements

SpaceDev, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,		**2001**		2000
Supplemental Disclosures of Cash Flow Information:				
Cash paid during the year for:				
Interest	**$**	**249,385**	$	280,577
Income Taxes	**$**	**1,600**	$	1,600

Noncash Investing and Financing Activities:

During 2001 and 2000, the Company acquired $17,310 and $140,195, respectively, of fixed assets under capital lease agreements.

During 2001 and 2000, the Company issued 655,599 and 60,284 shares of restricted common for consulting services with a fair value of approximately $590,000 and $78,000, respectively. The fair value of the shares was calculated using the average closing price surrounding the issuance date. See Note 8(b)).

During 2001, the Company issued options to purchase 80,000 shares of common stock for services. These options were valued in accordance with SFAS 123 for fair value of approximately $67,000.

During 2000, the Company issued warrants to purchase 28,236 shares of common stock for the acquisition of an intangible asset. These warrants were valued in accordance with SFAS 123 for fair value of approximately $18,000.

In August 2001 and 2000, the Company issued warrants to purchase 25,000 shares of restricted common stock to acquire certain technology. These warrants were valued in accordance with SFAS 123 for fair value of approximately $22,000 and $30,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

(a) Nature of operations

SpaceDev, Inc. (the "Company") was incorporated under the laws of Colorado on December 23, 1996 as Pegasus Development Group, Inc. (PDGI). The Company, through its two business segments, is engaged in the commercial development of low-cost satellites and their subsystems, as well as providing engineering technical services to major aerospace companies.

PDGI was originally formed for the purpose of entering the real estate industry. SpaceDev, LLC of Colorado was originally formed in 1997 for commercial space exploration and was the sole owner of shares of common stock of SpaceDev (a Nevada corporation) ("SpaceDev"). On October 22, 1997, PDGI issued 8,245,000 of its $.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, SpaceDev was merged into PDGI and, on December 17,1997, PDGI changed its name to **SpaceDev, Inc**. After the merger, SpaceDev, LLC, changed its name to SD Holdings, LLC on December 17, 1997. (See Notes 8(a) and 8(b)).

For accounting purposes, the transaction was accounted for as a reverse merger with the Company as the acquirer. Since SpaceDev had minimal assets prior to the merger, the transaction was accounted for as the sale of Company's common stock for net assets of $1,232.

(b) Liquidity/going concern

The accompanying consolidated financial statements as of December 31, 2001 have been prepared assuming the Company will continue as a going concern. However, the Company had working capital deficits of approximately $1,002,000 and $1,560,000 as of December 31, 2001 and 2000, respectively, and incurred net loss of $1,855,871 and $1,405,395 for the years ended December 31, 2001 and 2000, respectively. Although there was a significant reduction in the working capital deficit, items remain that raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to December 2001, management intends to continue to raise additional financing through a combination of public and private equity placements, commercial project financing and government program funding to fund future operations and commitments. There is no assurance that additional debt and equity financing needed to fund operations will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

(b) Liquidity/going concern, cont'd

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

(c) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Integrated Space Systems Inc. (ISS) (a California Corporation), and its inactive subsidiary, SpaceDev Australia.

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes that the estimates and assumptions used in preparing the accompanying consolidated financial statements and related notes are reasonable in light of known facts and circumstances, actual results could differ from those estimates.

(e) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes the direct costs and allocated overhead associated with the development of software products. Initial costs are charged to operations as research prior to the development of a detailed program design or a working model. Costs incurred subsequent to the product release, and research and development performed under contract are charged to operations. During 2000, the Company capitalized approximately $207,000 of costs related to the development of satellite communications software. These costs will be amortized over the expected number of units to be produced in the future.

(f) Revenue recognition

The Company's revenues are derived primarily from fixed price contracts and are recognized using the percentage-of-completion method of contract accounting based on the ratio of incurred costs to total estimated costs. Losses on contracts are recognized when they become known and reasonably estimable (see Note 10(c)). Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements. Professional fees are billed to customers on a time and materials basis, a fixed price basis or a per-transaction basis. Time and materials revenues are recognized as services are performed.

(f) Revenue recognition, cont'd

Billings in excess of costs incurred and estimated earnings represent the excess of amounts billed in accordance with the contractual billing terms.

Deferred revenue represents amounts collected from customers for services to be provided at a future date.

(g) Depreciation and amortization

Fixed assets are depreciated over their estimated useful lives of three-to-thirty years using the straight-line method of accounting.

Fixed assets, goodwill and other intangible assets were created upon the acquisition of the Company's subsidiaries. Intangible assets are amortized over their assets' estimated future useful lives on a straight-line basis over three to five years. Fixed assets, goodwill and other intangibles are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Effective November 2001 there will be no more amortization of goodwill (see note 3).

(h) Research and development

The Company was actively engaged in new product development for the Office of Space Launch in 2001. Research and development expenditures relating to possible future products were expensed as incurred. Research and development expenses were $198,400.

(i) Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was approximately $67,000 in 2001 for the acquisition of explorespace.com.

(j) Income taxes

Deferred income taxes are recognized for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.

(k) New accounting standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The Company is required to adopt the provisions of SFAS No. 143 for the first quarter of 2002. Management believes the adoption of SFAS No. 143 will not have a material impact on the Company

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company plans to adopt the provisions of SFAS No. 141 and 142 effective January 1, 2002. Management believes the adoption of SFAS No. 141 and 142 will not have a material impact on the Company

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for long-lived assets to be disposed of by sale, and resolves significant implementation issues related to SFAS No. 121. The Company is currently assessing the impact of SFAS No. 144 on its operating results and financial condition. The Company is required to adopt SFAS No. 144 no later than the first quarter of 2002.

(l) Stock-based compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted SFAS 123 in 1997. The Company has elected to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" and has provided pro forma disclosures as if the fair value based method prescribed SFAS 123 has been utilized. See Note 8(d).

(m) Common stock, stock options and warrants to non-employees

The Company has valued its stock, stock options and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(n) Net loss per common share

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding, according to the rules of SFAS No. 128, "Earnings per Share." Diluted net loss per share has not been presented, as the computation would result in anti-dilution.

(o) Financial instruments

The Company's financial instruments consist primarily of cash, accounts receivable, capital leases and notes payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

(p) Segment reporting

The Company's reportable segments are as follows: Space Missions Division (SMD) and ISS, there is a third inactive subsidiary, SpaceDev Australia. The Space Missions Division is in the process of developing unmanned earth-orbiting micro-satellites, unmanned deep space science exploration satellites and hybrid propulsion systems. ISS provided engineering services and became inactive in 2002. The Company follows the requirement of SFSA No. 131 "Disclosures about Segments of an Enterprise and Related Information"("FAS 131").

2. Fixed Assets

Fixed assets consisted of the following:

December 31,	**2001**	2000
Building and improvements	**$ 2,191,136**	$ 2,186,637
Capital leases	**224,721**	207,411
Computer equipment	**251,158**	200,033
Furniture and fixtures	**18,445**	18,445
	2,685,460	2,612,526
Less accumulated depreciation and amortization	**(504,891)**	(349,069)
	$ 2,180,569	$ 2,263,457

Depreciation and amortization expense for fixed assets was approximately $156,000 and $127,000 for the 2001 and 2000, respectively.

3. Acquisitions

All acquisitions have been accounted for using the purchase method of accounting and intangible assets are being amortized using the straight-line method. Initial purchase price includes stock issued at the date of acquisition, direct acquisition costs and any guaranteed future consideration.

(a) ISS

On February 7, 1998, the Company issued 2,000,000 shares of restricted common stock and acquired all of the outstanding shares of common stock of Integrated Space Systems, Inc. ("ISS"). ISS provides engineering and technical services related to space-based systems, primarily launch vehicle integration. The fair value of the shares issued was $1.8125 per share, calculated using the average daily closing prices for a period surrounding the acquisition date. The acquisition price was not reduced for the Rule 144 restrictions on the shares of common stock. The total purchase price was valued at $3,625,000. The calculated purchase price in excess of the approximately $164,000 of net assets acquired was capitalized as goodwill was to be amortized over sixty months. On November 15, 2001, management determined that the unamortized balance of goodwill from the ISS acquisition of approximately $923,000 became impaired and was written off.

Goodwill from the ISS acquisition consisted of the following:

December 31,	**2001**	2000
Goodwill	**$ 3,461,000**	$ 3,461,000
Less accumulated amortization	**(2,538,068)**	(2,018,918)
Less impairment loss	**(922,932)**	-
	$ -	$ 1,442,082

Amortization expense was approximately $519,000 and $692,000 for 2001 and 2000, respectively.

(b) AMROC

On August 14, 1998, the Company entered the Agreement for License and Purchase of Technology (AMROC) with an unrelated individual. The technology acquired was hybrid rocket technology that will be used in the future operations of the Company. Upon execution of the Agreement, the Company issued the seller a warrant to purchase 25,000 shares of restricted common stock at a strike price equal to 50% of the market price of the common stock on the issuance date.

For the three years following the Agreement date, the seller received warrants to purchase the greater of 25,000 shares of restricted common stock or a number of shares to be determined based on revenue generated from the acquired technology as defined below. In the fourth through tenth year following the Agreement date, the seller will receive a warrant to purchase a number of shares based on the amount of revenue generated from the acquired technology. All revenue based warrants are earned at a rate of one share per $125 of revenue generated from the technology acquired. Under the terms of the Agreement, the minimum number shares to be issued is 100,000 and the maximum consideration shall not exceed warrants to purchase 3,000,000 shares of common stock or $6,000,000 in recognized value. Recognized value is the sum of (a) the cumulative difference between the market price of the common stock and the strike price and (b) the cumulative difference between the market price on the date of exercise and the strike price for each warrant previously exercised.

The Company valued the warrants using the fair value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at the date of grant, the expected volatility of the stock, the expected dividend yield on the stock and the expected life of the warrants to determine the fair value of the warrants. The risk-free rate of interest used to value the initial issuance was 5.4 percent, a zero percent dividend yield was assumed and the expected life of the warrants was five years from the date of issuance. This calculation resulted in a fair value of $24,500 and was used as the value of the intangible assets acquired. On August 14, 2001 and 2000, the Company issued warrants to purchase 25,000 shares of restricted common stock with fair value of $21,925 and $29,617, respectively, using the same valuation method. This amount was capitalized as an additional acquisition of intangible assets and will be amortized over the remaining four years of the estimated useful life of the assets. All warrants are immediately exercisable after issuance and expire on the fifth anniversary of their issuance. No value is given to the future issuance of warrants, as the strike price is unknown at this time.

Other intangible assets consisted of the following:

December 31,	**2001**	2000
Other intangibles	**$ 116,292**	$ 94,367
Less accumulated amortization	**(65,415)**	(33,864)
	$ 50,877	$ 60,503

Amortization expense was approximately $32,000 and $17,000 for 2001 and 2000, respectively.

4. Line of Credit

In November 1998, the Company (through ISS) obtained a bank line of credit in the amount of $250,000 which matured in November 1999 and was renewed for one year. At December 31, 1999, $241,415 was outstanding on the line of credit. The agreement expired in November 2000 and the balance was paid in full.

5. Notes Payable

(a) Building and settlement notes

On December 21, 1998, the Company borrowed $1,300,000 from a lender to finance the purchase of its facility in Poway, California. The note called for monthly payments and a balloon payment on December 21, 1999. At December 31, 1999, the outstanding balance on this loan was $1,298,921. Upon its maturity, the note continued on a month-to-month basis until it was paid in full on February 23, 2000.

On February 23, 2000, the Company signed a $1,330,000 note with a new lender to refinance the aforementioned debt. The note calls for 300 monthly payments of approximately $10,000, which include principal and interest at prime plus 1.5%. On December 31, 2001 the interest rate on the note was 6.25% with an outstanding balance of $1,307,488. The note matures in February 2025.

In December 1998, the Chief Executive Officer (the "CEO") of the Company entered into a $500,000 loan agreement with another lender to finance additional costs of its new facility. This liability was assigned to the Company and called for 59 monthly interest payments at 12.00% and a balloon payment of $505,000, including interest, in December 2003. At December 31, 2001 and 2000, the outstanding balance on this loan was $499,671.

In 1999, the Company entered into a second loan agreement with this lender. The $460,000 loan called for 59 monthly interest payments at 10.5% and a balloon payment of $464,000, including interest, in March 2004. At December 31, 2001 and 2000, the outstanding balance on this loan was $458,609.

In 2001, the Company entered into three settlement loan agreements with various vendors. The total of $171,402 for all three loans called for payment between 24 and 50 months with interest that ranges from 0% to 8%. At December 31, 2001, the outstanding balances on these notes were $170,089.

(a) Building and settlement notes, cont'd

Future minimum principal payments on notes payable, building and settlement notes are as follows:

Year Ended December 31,	
2002	$ 61,761
2003	561,432
2004	499,489
2005	46,000
2006	18,500
Thereafter	1,248,675
	$2,435,857

(b) Related parties

The Company had notes payable to the CEO. At December 31, 2001 and 2000, the balances were $665,232 and $691,966, respectively, with accrued interest of 10%. The note was amended on March 20, 2000 to call for annual payments of not less than $80,000 per year with interest at 10%.

Future minimum principal payments on notes payable, related parties are as follows:

Year Ended December 31,	
2002	$ 80,000
2003	80,000
2004	80,000
2005	80,000
2006	80,000
Thereafter	265,232
	$ 665,232

Interest expense on these notes was $53,266 and $54,137 for 2001 and 2000, respectively.

6. Income Taxes

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of $2,036,000 and $2,166,000 as of December 31, 2001 and 2000, respectively, consisted primarily of the income tax benefits from net operating loss and capital loss carryforwards, amortization of goodwill and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the assets will not be utilized. The valuation allowance decreased approximately $130,000 in 2001 from $2,166,000 at December 31, 2000 to $2,036,000 at December 31, 2001.

At December 31, 2001, the Company has federal and state tax net operating loss and capital loss carryforwards of approximately $3,777,000 and $1,313,000, respectively. The federal and state tax loss carryforwards will expire through 2020, unless previously utilized.

A reconciliation of the statutory income tax rates and the Company's effective tax rate is as follows:

Years Ended December 31,	**2001**	2000
Statutory U.S. federal rate	**34%**	34%
State income taxes - net of federal benefit	**5%**	5%
Net operating loss for which no tax Benefit is currently available	**(39%)**	(39%)
	-	-

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets consist of the following:

December 31,	**2001**	2000
Deferred tax assets:		
Loss carryforwards	**$1,866,000**	$1,699,000
Temporary differences	**120,000**	425,000
Research and development credits	**50,000**	42,000
Gross deferred tax assets	**2,036,000**	2,166,000
Valuation allowance	**(2,036,000)**	(2,166,000)
	$ -	$ -

7. Employee Benefit Plan

(a) Profit sharing 401(k) plan

During 1997, the Company adopted a 401(k) retirement savings plan for its U.S. employees which allows each eligible employee to voluntarily make pre-tax salary contributions up to 15% of their compensation. The Company may elect to make a matching contribution. The total Company contribution and participant salary reduction may not exceed 25% of the compensation of eligible participants. During 2001 and 2000, the Company did not contribute to the Plan.

(b) Incentive stock option and employee stock purchase plans

At its 2000 Annual Stockholder Meeting, the Company adopted an Incentive Employee Stock Option Plan under which the Board of Directors may grant employees, directors and affiliates of the Company opportunities to purchase Incentive Stock Options, Supplemental Stock Options and to receive stock bonuses or rights to purchase restricted stock of the Company. Incentive Stock Options will only be available to employees, including officers, and affiliates of the Company; they will not be available to non-employee directors. The exercise price of the Incentive Stock Options shall not be less than 100% of the fair market value of the stock subject to the option on the date the option is granted. The exercise price for the Supplemental Stock Options will not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The Company will be required to reserve an amount of common shares equal to the number of shares which may be purchased as a result of such stock awards. See Note 8(d).

8. Stockholders' Equity

(a) Convertible preferred stock

On November 4, 1997, 82,450 shares of $.001 par value convertible preferred stock were issued to SD Holdings, LLC in exchange for 8,245,000 common shares of the Company that were issued on October 22, 1997 (see Notes 1(a) and 8(b)). Each share of convertible preferred stock was convertible, at the option of the holder, into 100 shares of common stock. The conversion ratio was subject to certain anti-dilution adjustments, and the holder of each share of preferred stock was entitled to one vote for each share of common stock into which it would convert. These shares were converted into 8,245,000 shares of common stock on May 11, 1999.

(b) Common stock

On October 22, 1997, PDGI issued 8,245,000 of its $.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, **SpaceDev** was merged into PDGI and, on December 17, 1997, the name of the Company was changed to **SpaceDev, Inc**. On November 4, 1997, these common shares were exchanged for 82,450 shares of convertible preferred stock. See Note 8(a). On May 11, 1999, the Company issued 8,245,000 shares of common stock upon the conversion of the preferred shares.

(b) Common stock, cont.

The Company entered into agreements with current employees, legal professionals, contracted services, investor relations and public relations firms to perform services and reach certain milestones for the Company. In connection with these agreements, the Company issued 655,599 and 60,284 shares of its common stock and recorded expense of approximately $590,000 and $78,000 for 2001 and 2000, respectively. The fair value of the shares issued was calculated using the average closing price surrounding the issuance dates. Of the 655,599 shares issued in 2001, 500,000 shares of common stock were issued to EMC Holdings Group, Inc. ("EMC") pursuant to a Consultant Agreement with the Company. EMC was retained to render certain advisory services to the Company in exchange for a total of 1,200,000 shares of the Company's common stock, in three installments. EMC received the first installment on June 26, 2001. In November 2001, the Company filed a claim to terminate the agreement and rescind the issuance of the shares. As a result, the Company expensed the fair value of the share issuance of approximately $455,000.

In connection with the signing of the agreement, the Company's majority shareholder issued 50,000 shares of common stock to EMC with a fair value of approximately $45,000. The shares were recorded as a contribution of capital and additional expense related to the EMC agreement in accordance with the SEC's Staff Accounting Bulletin number 79.

On April 27, 2000, the Company issued 40,000 shares of common stock to a former key employee pursuant to a Separation and Release Agreement. The stock was issued in full settlement of back-salary claims of approximately $55,000.

On November 5, 2000, the Company issued a private placement memorandum (PPM) offering a maximum of 1,000,000 shares of the Company's $0.0001 par value common stock and one re-pricing warrant to purchase one additional share of common stock. The offering price for the common stock is a five-day average of the bid and ask prices on the date of issuance with a minimum of $1.00 per share. The re-pricing warrants allow the holder to acquire additional shares at $0.50 above the offering price of the shares.

On March 2, 2001, the PPM offering price was amended to a five-day average of the high bid prices on the date of issuance with no minimum per share price and the warrants allow the holder to acquire additional shares at the same price as the shares acquired.

The Company sold 156,752 and 25,000 shares of its common stock under the PPM during 2001 and 2000, respectively. The Company also issued matching warrants to the investors under the PPM agreement. The Company received $120,000 and $25,000 for the shares of common stock sold under the PPM during 2001 and 2000.

(c) Warrants

On August 14, 2001 and 2000, the Company issued warrants to purchase 25,000 shares of common stock at 50% of their fair market value on the date of issuance, in return for the exclusive royalty-free right to use, sell and apply patents and other technology developed by an individual (see Note 3(b)). The individual will receive warrants to purchase a minimum of 25,000 additional shares and a maximum of 3,000,000 shares of common stock at 50% of their fair market value on the date of issuance. The number of shares varies with revenue generated by the technology on specific dates.

On October 30, 2000, the Company issued warrants to purchase 28,236 shares of common stock at $1.44 per share in return for services. The fair value of the warrants was approximately $18,000.

(d) Stock options

On November 21, 1997, the Company entered into a five-year employment agreement with its CEO. As part of the employment agreement, the Company granted options to the CEO to purchase up to 2,500,000 shares of the Company's $.0001 par value restricted common stock.

The options are subject to the following vesting conditions, which were amended on January 21, 2000, at the exercise prices set forth:

Number of shares	Vesting Conditions	Exercise price per share
500,000	Currently vested	$1.00
500,000	Obtaining $6,500,000 additional equity capital	$1.50
500,000	Financing and executing a definitive space launch agreement	$2.00
500,000	Launching of first lunar or deep-space mission	$2.50
500,000	Successful completion of first lunar or deep-space mission	$3.00
250,000	Upon the Company's market capitalization reading $250 million	$5.00
500,000	Upon the Company's market capitalization reading $500 million	$10.00
750,000	Upon the Company's market capitalizatio n reading $1 billion	$20.00

All options expire five years from date of amendment.

(d) Stock options, cont'd

In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation in 1997. The options are subject to vesting conditions and have exercise prices between $1.00 and $3.00 per share.

On August 27, 2001, as part of an annual review process, an additional 10,000 options were granted at the exercise price of $.9469 per share with a set vesting schedule of 3,333 per year after issuance with the third year having 3,334 options vest. These options expire five years from grant date.

During 1998, the Company granted options to three key employees to purchase up to 300,000 shares of restricted common stock with exercise prices between $1.00 and $3.50 per share.

Number of shares	Vesting Conditions	Exercise price per share
60,000	Successful completion of the first space craft	$1.00
60,000	Upon ISS generating $750,000 in pre-tax profits	$1.50
60,000	Upon launch of the first space craft	$2.00
60,000	Upon rendezvous of space craft with NEAP target	$2.50
60,000	Upon reaching 17% profit for two years	$3.50

All options expire five years from the date of issuance.

In 2000, as part of separation agreements with these three individuals, all of these options were canceled.

On November 1, 1999, the Company (through ISS) entered into an employment agreement with its Chief Financial Officer (the "CFO"). The agreement automatically renews for one-year periods until terminated by written notice of either the Company or the CFO. In addition to annual salary levels, the agreement allows the CFO to participate in the Company's Incentive Stock Option Plan (the "ISO Plan") and qualify for stock option bonuses based on certain events occurring.

(b) Stock options, cont'd

Under the terms of the employment agreement with ISS, the Company, as the parent corporation, agreed to grant stock options to purchase 250,000 shares of the Company's common stock pursuant to the Company's Stock Option Plan upon execution of the employment agreement. These options began vesting three months after the date of grant. On February 1, 2000, the Company issued options to purchase an additional 250,000 shares of common stock at a per share price of $1.44 (the then fair market value) pursuant to the agreement. The CFO received additional options to purchase 500,000 stock options shares at a rate of 250,000 per quarter during the remainder of his first year of employment with ISS. Additionally, the Company agreed to issue non-qualified stock options to purchase up to 200,000 common shares, which will vest upon ISS raising and acquiring a minimum equity financing of $10,000,000, with options to purchase 20,000 common shares for each $1,000,000 of equity financing obtained. These 200,000 options have since expired in 2000. All options will be exercisable at the fair market value of the common stock on the date the option was granted and will expire ten years from the date of issuance.

On August 27, 2001, as part of an annual review process, an additional 10,000 options were granted at the exercise price of $.8609 per share with a set vesting schedule of 3,333 per year after issuance with the third year having 3,334 options vest. These options expire six years after grant date.

The following summarizes stock option activity related to all of the option plan and employee compensation agreements:

	Options Outstanding	Weighted Average Exercise Prices
Balance at January 1, 2000	3,252,222	1.95
Granted	1,009,331	1.27
Exercised	-	-
Expired	(500,000)	1.63
Balance at December 31, 2000	3,761,553	$1.81
Granted	648,609	.83
Exercised	-	-
Expired	(50,000)-	1.28
Balance at December 31, 2001	4,360,162	$1.67

The weighted average fair value of options granted to employees under the plan during 2001 and 2000 was $.83 and $1.23, respectively. At December 31, 2001 and 2000, there were 1,834,475 and 1,625,147 options exercisable at a weighted average exercise price of $.94 and $1.21 per share, respectively. The weighted average remaining life of outstanding options under the plan at December 31, 2001 was 4.68 years.

Range of Exercise Price	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life of Shares Outstanding	Number of Shares Exercisable	Weighted-Average Exercisable Price
$0.584-0.99	534,309	4.18 years	85,975	$0.7925
1.00-1.99	2,323,631	6.54 years	1,746,278	1.25
2.00-2.99	1,002,222	4.39 years	2,222	2.25
3.00-3.50	500,000	4.39 years	-	3.00
	4,360,162	4.68 years	1,834,475	$1.01

As of December 31, 2001, the Company had warrants outstanding that allow the holders to purchase up to 309,988 shares of common stock at prices between $.435 and $1.44 per share. The warrants may be exercised any time within five years of issuance.

The Company has elected to account for its stock-based compensation plans under APB 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 2001 and 2000 using the minimum value method as prescribed by SFAS 123. Under this method, the Company used the risk-free interest rate at date of grant, the expected volatility, the expected dividend yield and the expected life of the options to determine the fair value of options granted. The risk-free interest rates ranged from 6.0% to 6.5%; expected volatility of 117% and the dividend yield was assumed to be zero, and the expected life of the options was assumed to be three to five years based on the average vesting period of options granted.

If the Company had accounted for these options in accordance with SFAS 123, the total value of options granted during 2001 and 2000 would be amortized on a pro forma basis over the vesting period of the options. Thus, the Company's consolidated net loss would have been as follows:

Years Ended December 31,	**2001**	2000
Net loss:		
As reported	**$(1,855,871)**	$(1,405,395)
Pro forma	**$(2,002,481)**	$(2,821,467)
Loss per Share:		
As reported	**$(.13)**	$(.10)
Pro forma	**$(.14)**	$(.20)

On February 9, 2001, the Company purchased all rights to the name "ExploreSpace" and the Website www.explorespace.com in an isolated transaction under section 4(2) of the Securities Act. The Company purchased all of the outstanding common stock of ExploreSpace.com, Inc. in exchange for options to purchase a total of 80,000 common shares of SpaceDev for $1.00 per share.

9. Commitments and Contingencies

(a) Capital leases

The Company leases certain equipment under non-cancelable capital leases, which are included in fixed assets as follows:

December 31,	**2001**	2000
Computer equipment	**$ 224,721**	$ 207,411
Less accumulated depreciation	**(94,890)**	(58,014)
	$ 129,831	$ 149,397

Future minimum lease payments are as follows:

Year Ending December 31,	
2002	$ 38,539
2003	25,183
2004	4,868
Total minimum lease payments	68,590
Amount representing interest	(10,518)
Present value of minimum lease payments	$ 58,072
Total obligation	$ 58,072
Less current portion	(31,130)
Long-term portion	$ 26,942

(b) Other accrued liabilities

In June 2001, the Company accrued a $150,000 contingent liability related to its guarantee on a performance bond on behalf of Space Innovations Limited ("SIL"), which was then a subsidiary of the Company. In 1999, the Company was required to guarantee a performance bond on behalf of SIL in connection with a contract to build a satellite bus for an Australian domestic spacecraft project. SIL was unable to perform on the contract and subsequently declared bankruptcy. The Company is currently in settlement negotiations with the bonding company, Technical & General

Guarantee Company Limited ("T&G"), with a focus on extending the payment terms and/or reducing the amount of the claim for 300,000 Australian Dollars.

10. Concentrations and Contingencies

(a) Credit risk

The Company maintains cash balances at various financial institutions primarily located in San Diego. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

(b) Customer

During 2001 and 2000, the Company had a major customer that accounted for sales of approximately $3,163,000 and $2,051,000 or 77% and 53% of consolidated revenue, respectively. At December 31, 2001 and 2000, the amount receivable from this customer was approximately $228,000 and $188,000, respectively.

(c) Contract

In November 1999, the Space Missions Division was awarded a turnkey mission contract by the Space Sciences Laboratory (SSL) at University of California, Berkeley (UCB) worth as of December 31, 2001 approximately $6.8 million, including a $1.2 million change order signed on November 28, 2001. This contract represented 77% of the Company's revenue in 2001. The contract will conclude on December 31, 2003. The payments on the contract are made on a monthly basis according to a preset payment schedule and resulted in billings in excess of costs incurred and estimated earnings of approximately $286,000. At December 31, 2001 the total costs estimated to complete the contract was approximately $7,260,000.

11. Operating Segments

The Company's operating structure included two operating segments for 2001 and 2000.

(a) Segment products and services

The Company's reportable segments are as follows: Space Missions Division (SMD) and ISS. The Space Missions Division is in the process of developing unmanned earth-orbiting micro-satellites, unmanned deep space science exploration satellites and hybrid propulsion systems and ISS provided engineering services and became inactive in 2002.

The following is a summary of operating results and assets by segment.

For the Year Ended December 31, 2001

(In thousands)	SMD	ISS	Total
Net revenue from external Customers	$3,749	$ 350	$4,099
Intersegment revenues	-	-	-
Depreciation and Amortization expense	(181)	(529)	(710)
Impairment loss		(923)	(923)
Segment loss	$(473)	$(1,383)	$(1,856)
Total segment assets	$3,140	$ 38	$3,178
Less intersegment assets	(164)	-	(164)
Net segment assets	$2,976	$ 38	$3,014

For the Year Ended December 31, 2000 *(In thousands)*	SMD	ISS	Total
Net revenue from external Customers	$2,595	$1,298	$3,893
Intersegment revenues	-	-	-
Depreciation and Amortization expense	(144)	(692)	(836)
Segment loss	$(237)	$(1,168)	$(1,405)
Total segment assets	$3,106	$1,695	$4,801
Less intersegment assets	(164)	-	(164)
Net segment assets	$2,942	$1,695	$4,637

(b) Method of determining segment profit or loss

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment profit or loss includes substantially all of the segments' costs of production, distribution and administration. The Company manages income taxes on a global basis. Thus, management evaluates segment performance based on profit or loss before income taxes, exclusive of any significant gains or losses on the disposition of investments or other assets. The Company typically manages and evaluates equity investments and related income or loss on a segment level.

Appendix B
Other Shareholder Information

ADDITIONAL INFORMATION

Independent Auditors

Nation Smith Hermes Diamond
Accountants and Consultantants
A Professional Corporation
17085 Via Del Campo
San Diego, CA 92127- 1711

Transfer Agent & Registrar

Corporate Stock Transfer
3200 Cherry Creek Drive South
Suite 430
Denver, CO 80209
Telephone: (303) 282-4800

Common Stock

Stock Symbol: SPDV
Listed: OTCBB

Annual Report on Form 10-KSB

Shareholders may obtain, without charge, a copy of SpaceDev's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission for the year ended December 31, 2001, by writing to:

SpaceDev, Inc. - Investor Relations
13855 Stowe Drive
Poway, CA 92064

For access to the SpaceDev, Inc. Investor Relations homepage on the Internet use the following URL:
http://www.spacedev.com/invest

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words believe, estimate, anticipate, project, intend, expect, plan, forecast and similar expressions are intended to identify forward-looking statements. Numerous factors, including potentially the following factors, could affect the Corporation's forward-looking statements and actual performance: the ability to obtain or the timing of obtaining future government awards; the availability of government funding and customer requirements both domestically and internationally; changes in government or customer priorities due to revisions to strategic objectives (including changes in priorities to respond to recent terrorist acts or to improve homeland security); actions by competitors;the termination of programs or contracts for convenience by customers; difficulties in developing and producing operationally advanced technology systems; launch failures and potential problems that might result, including potential loss of future or existing orders; the ability to procure insurance to cover operational and contractual risks, including launch and satellite failures, on commercially reasonable terms; the competitive environment (including continued pricing pressures associated with commercial satellites and launch services); economic business and political conditions (including economic disruption caused by recent terrorist acts, government import and export policies, and economic uncertainties in the areas of the world in which we operate and market are products); program performance (including the ability to perform fixed-price contracts within estimated costs, subcontractor performance, and the timing of product deliveries and customer acceptance); the outcome of contingencies (potential litigation, claims and other actions by or against us, including, but not limited to, the litigation that has been filed by and against EMC Holdings Corporation); the level of sales to key customers; the economic conditions affecting our industry; fluctuations in the price of raw materials; the availability of outside contractors at prices favorable to the Company; our dependence on single-source or a limited number of suppliers; our ability to protect our proprietary technology; and market conditions influencing prices or pricing; our ability to retain key personnel.

For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Company's filings with the SEC including, but not limited to, the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 (Form 10-KSB), "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 9 through 15 of this Annual Report, and "Note 1— Summary of Significant Accounting Policies," "Note 5— Notes Payable," and "Note 9— Commitments and Contingencies" of the Notes to Consolidated Financial Statements of the Audited Consolidated Financial Statements on pages F-10 through F-14, pages F-17 through F-18, and pages F-26 through F-27, respectively, included in this Annual Report and included in the Form 10-KSB.

The Company's actual financial results likely will be different from those projected due to the inherent nature of projections. Given these uncertainties, reliance should not be placed on forward-looking statements. The forward-looking statements contained in this Annual Report speak only as of the date of the Report. The Company expressly disclaims a duty to provide updates to forward-looking statements after the date of this Annual Report to reflect the occurrence of subsequent events, changed circumstances, changes in its expectations, or the estimates and assumptions associated with them.

SpaceDev
13855 Stowe Drive
Poway, CA 92064

www.spacedev.com